   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1997



                                                      REGISTRATION NO. 333-39015

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                                AMENDMENT NO. 1


                                       TO

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ANAREN MICROWAVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     NEW YORK                                          16-0928561
           (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                            ------------------------

                              6635 KIRKVILLE ROAD
                         EAST SYRACUSE, NEW YORK 13057
                                 (315) 432-8909
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                      LAWRENCE A. SALA, PRESIDENT AND CEO
                              6635 KIRKVILLE ROAD
                         EAST SYRACUSE, NEW YORK 13057
                                 (315) 432-8909
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

     It is requested that copies of notices and communications be sent to:

              GEORGE J. GETMAN, ESQ.                            DAVID A. WESTENBERG, ESQ.
              DAVID M. FERRARA, ESQ.                                HALE AND DORR LLP
            BOND, SCHOENECK & KING, LLP                              60 STATE STREET
                ONE LINCOLN CENTER                             BOSTON, MASSACHUSETTS 02109
             SYRACUSE, NEW YORK 13202                                (617) 526-6000
                  (315) 422-0121

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================
                                                        PROPOSED MAXIMUM PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
           TO BE REGISTERED               REGISTERED      PER SHARE(1)   OFFERING PRICE(1) REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.......... 1,897,500 shares      $24.00        $45,540,000     $13,800.00(2)
===========================================================================================================


(1) Determined in accordance with Rule 457 and estimated solely for the purpose of calculating the registration fee.


(2) Previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1997


                                1,650,000 SHARES

                         [ANAREN MICROWAVE, INC. LOGO]

                             ANAREN MICROWAVE, INC.

                                  COMMON STOCK
                            ------------------------

     Of the 1,650,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Anaren Microwave, Inc. (the "Company") and 650,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ANEN." On November 15, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $21.69 per share. See "Price Range of Common Stock."


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===========================================================================================================
                                                                                             PROCEEDS TO
                                           PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                            PUBLIC         DISCOUNT(1)      COMPANY(2)     STOCKHOLDERS(3)
-----------------------------------------------------------------------------------------------------------
Per Share..............................         $               $                $                $
Total..................................         $               $                $                $
===========================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and for other information.
(2) Before deducting expenses of the offering payable by the Company estimated at $600,000.

(3) The Company and a Selling Stockholder have granted options to the Underwriters, exercisable within thirty (30) days of the date hereof, to purchase up to an aggregate of 247,500 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such over-allotment options in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling
    Stockholders will be $         , $         , $         and $         ,
    respectively. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares will be made against payment on or about                          , 1997,
at the office of CIBC Oppenheimer Corp., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                            ------------------------


CIBC OPPENHEIMER


                            NEEDHAM & COMPANY, INC.

                                                   PACIFIC GROWTH EQUITIES, INC.

              The date of this Prospectus is                , 1997

                                [INSERT ARTWORK]

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S SECURITIES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, all financial and share information in this Prospectus assumes the Underwriters' over-allotment options are not exercised. Unless the context otherwise requires, references in this Prospectus to the "Company" and "Anaren" are to Anaren Microwave, Inc. and its consolidated subsidiaries. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.
                                  THE COMPANY

     Anaren designs, develops, manufactures and sells complex microwave signal distribution networks and components for the wireless communications, satellite communications and defense electronics markets. The Company utilizes its advanced, proprietary "Multi-Layer Stripline" technology to deliver compact, light-weight, cost effective and highly integrated microwave products into the rapidly expanding markets for cellular/PCS base stations, microcells and new generations of communications satellites. The Company is also a leading provider of electronic counter measure subsystems which primarily protect fighter aircraft. The Company has leveraged over 30 years of microwave expertise to rapidly develop and implement leading commercial microwave products, with commercial sales growing from $982,000 in fiscal 1995 to over $16 million, representing 67% of total Company sales, in fiscal 1997.

     The growing demand for wireless and satellite-based services is placing increasing demands upon providers of infrastructure equipment, both in terms of volume, complexity and design requirements. Wireless subscriber use is estimated to increase from 136 million subscribers at the end of 1996 to 520 million by the end of 2000. The rollout of digital PCS, which operates at twice the frequency as analog cellular, will require several times as many base stations. The increased demand for cell sites is driving equipment manufacturers to provide smaller, more cost effective and highly integrated equipment solutions. Additionally, the satellite communications market is experiencing significant growth, driven by opportunities where satellite based communications offer cost and logistical advantages over land based communications. According to industry sources, there are an estimated 1,335 commercial satellites scheduled to launch between 1997 and 2006, including large scale communications projects (Iridium, Global Star, ICO and Teledesic) in various stages of implementation. Key design factors for new satellite systems being launched are increased complexity, higher frequency communications, and smaller and more cost effective payload packages.

     The Company's proprietary Multi-Layer Stripline technology enables the Company to eliminate discrete components and discrete microwave cables, dramatically reducing size, cost and weight while improving performance. The Multi-Layer Stripline technology is used in combination with the Company's proprietary turnkey design, development and manufacturing capabilities to provide custom solutions for major customers. The Company's technology has been implemented in products utilizing passive components, including beamforming and signal distribution networks, and is currently being utilized by the Company to incorporate active devices, including switches, phase shifters and amplifiers.

     The Company has a strong base of major customers in each of its key market segments. In the wireless market, the Company supplies custom designed assemblies and its standard line of Xinger(R) components to leading manufacturers of base station equipment, such as Motorola, Inc., Lucent Technologies Inc., Northern Telecom, Ltd. and Ericsson, Inc. These integrated assemblies, which range from simple splitting and combining networks to complete microwave backplanes, distribute microwave signals throughout the base station, from reception at the antenna, to multiple radios, to multiple amplifiers, and back to the antenna for transmission. Key customers in the satellite market are the world's leading satellite manufacturers, including Lockheed Martin Corporation, Hughes Space and Communications International, Inc., Loral Space & Communications Ltd. and TRW Inc. The Company's subsystems, which include beamforming networks and signal distribution networks, are found on low Earth orbit ("LEO") satellite networks including Motorola's Iridium program, as well as a regional geosynchronous Earth orbit ("GEO") system. Defense customers for the Company's electronic counter measure subsystems include Raytheon Company, the Avionics division of ITT Defense and Electronics Company, Lockheed Martin Corporation and Racal, Ltd.

     The Company's strategy is to continue to leverage its proprietary, Multi-Layer Stripline technology and microwave turnkey design and manufacturing expertise to further expand penetration in the satellite communications and terrestrial wireless communications markets. The key components of the Company's strategy are to: (i) increase levels of component integration and value added content; (ii) further expand into commercial markets; (iii) maintain leadership in microwave technology; (iv) strengthen and expand customer relationships; and
(v) enhance capabilities as a turnkey supplier.

     The Company was incorporated in New York in 1967. The Company's executive offices are located at 6635 Kirkville Road, East Syracuse, New York 13057. The phone number is (315) 432-8909.

                                  THE OFFERING

Common Stock offered by the Company.........    1,000,000 shares

Common Stock offered by the Selling
Stockholders................................     650,000 shares

Common Stock to be outstanding after the
offering....................................    5,233,442 shares(l)

Use of proceeds.............................    Working capital and general
                                                corporate purposes. See "Use of
                                                Proceeds."

Nasdaq National Market symbol...............    ANEN

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEARS ENDED                          THREE MONTHS
                                 ---------------------------------------------------         ENDED
                                  JUNE                             JUNE       JUNE       SEPTEMBER 30,
                                   26,      JULY 2,    JULY 1,      30,        30,      ----------------
                                  1993      1994(2)     1995       1996       1997       1996      1997
                                 -------    -------    -------    -------    -------    ------    ------
                                                                                          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $26,996    $20,237    $17,996    $17,082    $24,227    $5,066    $7,721
Gross profit...................    7,690      4,252      4,615      5,935      7,984     1,494     2,868
Operating income (loss)........      758     (1,504)    (1,753)    (1,105)     2,035       213     1,098
Net income (loss)..............  $   278    $(2,357)   $(1,472)   $(1,080)   $ 2,055    $  210    $  760
                                 =======    =======    =======    =======    =======    ======    ======
Net income (loss) per common
  and common equivalent share:
     Primary...................  $  0.06    $ (0.53)   $ (0.36)   $ (0.27)   $  0.50    $ 0.05    $ 0.17
                                 =======    =======    =======    =======    =======    ======    ======
     Assuming full dilution....  $  0.06    $ (0.53)   $ (0.36)   $ (0.27)   $  0.46    $ 0.05    $ 0.17
                                 =======    =======    =======    =======    =======    ======    ======
Shares used in computing net
  income (loss) per common and
  common equivalent share:
     Primary...................    4,530      4,435      4,047      4,057      4,106     4,103     4,504
     Assuming full dilution....    4,530      4,435      4,047      4,057      4,440     4,103     4,524


                                                                           SEPTEMBER 30, 1997
                                                                         -----------------------
                                                                                         AS
                                                                         ACTUAL      ADJUSTED(3)
                                                                         -------     -----------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................  $ 3,998       $23,828
Working capital........................................................   16,040        35,870
Total assets...........................................................   27,521        47,351
Long-term debt, less current installments..............................      453           453
Total stockholders' equity.............................................   21,431        41,261


---------------
(1) Based on the number of shares outstanding at September 30, 1997. Excludes 718,400 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, of which options to purchase 567,400 shares of Common Stock at a weighted average exercise price of $5.22 per share are currently outstanding and options to purchase 151,000 shares of Common Stock are currently available for issuance. See Note 6 of Notes to Consolidated Financial Statements.


(2) The year ended July 2, 1994 represented a 53 week fiscal year.



(3) Adjusted for the sale by the Company of 1,000,000 shares of Common Stock offered hereby at an assumed public offering price of $21.69 per share after deducting the estimated underwriting discount and the estimated offering expenses.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), such as statements of the Company's plans, objectives, expectations and intentions. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus
Summary -- The Company," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

     Uncertain Market Development. Historically, the Company's business has been almost exclusively focused on the defense electronics market. With the contraction of the defense industry, the Company has had to increase its focus on the commercial markets, particularly the wireless and satellite communications markets. The Company believes that its future growth depends on continued success in these markets. A number of the commercial markets for the Company's products in the wireless and satellite communications area have only recently begun to develop. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. Existing or potential wireless and satellite communications market applications for the Company's products may fail to develop or may erode for many different reasons, including insufficient growth to support expensive infrastructure equipment, insufficient consumer demand for wireless products or services because of pricing or otherwise, or real or perceived security risks associated with wireless communications. If the markets for the Company's products in commercial wireless and satellite communications fail to grow, or grow more slowly than anticipated, the Company's business, financial condition and results of operations could be materially adversely affected.

     In addition, while the Company believes that the technologies used in the defense and commercial markets are very similar, the two markets differ significantly in terms of, among other things, the customer base, contractual terms, manufacturing requirements and lead times, and the need to expend substantial resources for research and development without the assurance of reimbursement or recovery of those costs. As a result, the Company is subject to risks inherent in the operation of an expanding commercial enterprise, including risks associated with managing the expansion of a business operation and attracting and retaining qualified engineering, manufacturing and marketing personnel with commercial industry experience. No assurance can be given as to the continuing viability of the Company's commercial markets or the Company's ability to successfully meet the challenges inherent in competing in those markets.

     Reliance on a Limited Number of Prime Contractors and Original Equipment Manufacturers ("OEMs"). During the fiscal year ended June 30, 1997, approximately 16% of the Company's consolidated net sales were attributable to contracts with prime contractors to the United States government. The Company had two customers who received shipments in excess of 10% of consolidated net sales. Approximately 14% of the Company's consolidated net sales resulted from shipments to Raytheon Company ("Raytheon") and approximately 11% resulted from shipments to Motorola, Inc. ("Motorola"). Other than Raytheon and Motorola, the Company derives a majority of its revenues from a limited group of customers, including Hughes Space and Communications International, Inc. ("Hughes"), Loral Space & Communications Ltd. ("Loral Space & Communications"), Northern Telecom, Ltd. ("Nortel"), Lucent Technologies Inc. ("Lucent"), Ericsson, Inc. ("Ericsson"), the Avionics division of ITT Defense and Electronics Company ("ITT"), Texas Instruments Incorporated, Lockheed Martin Corporation ("Lockheed Martin"), TRW Inc. ("TRW"), Harris Corporation ("Harris") and the United States Department of Defense. The Company anticipates that it will continue to sell products to a relatively small group of customers. As a result, any cancellation, reduction or delay in orders by or shipments to a significant customer, as a result of manufacturing or supply difficulties or otherwise, would materially adversely affect the Company's business, financial condition and results of operations. In addition, a substantial portion of the Company's products are designed to address the needs of individual customers. The Company's future success depends in significant part upon the decision of the Company's current customers to continue to purchase products from the Company, as well as the decision of prospective customers to develop and market wireless communications systems that incorporate the Company's products. There can also be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. The Company's future success will also depend in part upon the financial condition and success of its customers. Customers' orders are affected by factors such as new product introductions, regulatory approvals, product life cycles, inventory levels, manufacturing strategy, contract awards, competitive conditions and general economic conditions. If the Company were to lose a major customer, or if orders by a major customer were to otherwise decrease or be delayed, including reductions due to market or competitive conditions in the wireless communications markets or decreases in government defense spending, the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

     Rapid Technological Change. The markets in which the Company competes are characterized by rapidly changing technologies, evolving industry standards and frequent improvements in products and services. If technologies supported by the Company's products become obsolete or fail to gain widespread commercial acceptance, the Company's business, financial condition and results of operations could be materially adversely affected. The Company's future success will depend in part on its ability to enhance the functionality of its existing products in a timely and cost-effective manner; to identify, develop and achieve market acceptance of new products that address new technologies and meet customer needs in wireless communications markets; and to continue to apply its expertise and technologies to existing and emerging commercial wireless and satellite communications markets. The Company's success in penetrating these commercial markets also depends upon the success of new product introductions by the Company, which is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable product costs, establishment of close working relationships with major customers for the design of their new wireless transmission systems incorporating the Company's products and market acceptance. Developing these enhancements, new designs and technologies requires significant investments by the Company in research and development efforts, and there can be no assurance that funds for such investments will be available when needed on acceptable terms or that such efforts will be successful. No assurance can be given that the Company's product development efforts for commercial products will be successful or that any new commercial products it develops will achieve market acceptance. If the Company is unable to design, manufacture and market new products for existing or emerging commercial markets successfully, its business, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products" and "-- Customers."

     Limitation on Protection of Proprietary Technology; Risk of Third Party Claims. The Company's ability to compete will depend, in part, on its ability to obtain and enforce intellectual property protection for its technology in the United States and internationally. Although the Company holds several U.S. patents, it currently relies primarily on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements. It also limits access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Intellectual Property."

     Fluctuations in Quarterly Results. The Company's quarterly results have in the past been, and will continue to be, subject to significant fluctuations due to a number of factors, any one of which could substantially affect the Company's results of operations for any particular fiscal quarter. In particular, quarterly results of operations can fluctuate due to the timing, cancellation or rescheduling of customer orders and shipments, the pricing and mix of products sold, new product introductions by the Company, competitive conditions, the Company's ability to obtain components and subassemblies from contract manufacturers and suppliers, and variations in manufacturing efficiencies. Accordingly, the Company's performance in any one fiscal quarter is not necessarily indicative of financial trends or future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Management of Growth. The growth in size and complexity of the Company's business and the expansion of its product lines and customer base have placed, and are expected to continue to place, significant demands on the Company's management and operations. The pace of the Company's expansion, in combination with the complexity of the technology involved in the manufacture of the Company's systems, demands an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting the operational needs of the Company and the needs of the Company's customers for quality, reliability, timely delivery and post-installation field support. Given the small number of existing and potential customers for the Company's systems, a lack of effective management in any of these areas will magnify the potential adverse effect on the Company. The Company's systems, procedures or controls may not be adequate to support the Company's operations and Company management may not be able to achieve the rapid expansion necessary to exploit potential market opportunities for the Company's products. The Company's ability to compete effectively and to manage future growth will depend on its ability to improve its manufacturing capabilities to meet the high volume, low cost demands for the commercial wireless market, and will also require the Company to continue to implement and improve operational and financial systems on a timely basis. There can be no assurance that the Company will be able to manage its future growth, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     Uncertain Nature of Defense Market. The United States defense budget has been reduced in recent years and may be further reduced. The Company expects to continue to derive a substantial portion of its revenues from its existing defense products and to develop microwave products for defense applications. As a result, the Company could be materially adversely impacted by government spending cuts, general budgetary constraints, and complex and competitive government procurement processes. In addition, during fiscal 1997, sales to foreign customers, most of which were prime contractors to foreign governments, accounted for approximately 19% of the Company's consolidated net sales, and included shipments to 23 countries. Export sales of certain military applications must be approved by the United States Department of State, and any tightening of restrictions on the export of military hardware could materially adversely affect the Company's sales of defense electronics products to foreign customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Business Interruptions and Dependence on a Single U.S. Facility. The Company's primary operations, including engineering, manufacturing, management information systems, customer service, distribution and general administration, are housed in a single facility in East Syracuse, New York. Any material disruption in the Company's operations due to fire, natural disaster or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Facilities."

     Competition. The markets for the Company's products are extremely competitive and are characterized by technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition is intense and significant price erosion generally occurs over the life of a product. The Company faces some competition from component manufacturers which have integration capabilities, including Electromagnetic Sciences, Inc. (satellite), S.T. Microwave, Inc. (defense), the M/A-Com division of AMP, Inc., Mini Circuits, Inc. and Filtronic Comtek, Inc. The Company believes that its primary competition is from the internal capabilities of large telecommunications OEMs (including all of the major telecommunications equipment providers) and defense prime contractors. The Company's future success is dependent upon the extent to which these OEMs and defense prime contractors elect to purchase from outside sources rather than manufacture their own microwave components. The Company's customers and large manufacturers of components could also elect to enter into the non-captive market for microwave products and compete directly with the Company. Many of the Company's current and potential competitors have substantially greater technical, financial, marketing, distribution and other resources than the Company and have greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features, or that new products or technologies will not render obsolete the products of the Company's customers. See "Business -- Competition."

     Risks of Cost Overruns and Product Non-Performance; Loss of Investment in Design and Engineering. The Company's customers establish demanding specifications for product performance, reliability and cost. The majority of the Company's contracts with prime contractors to United States and foreign governmental departments or their agencies, as well as satellite communications and wireless infrastructure equipment customers, are fixed price contracts, some of which require delivery over periods of time in excess of one year. With this type of contract, the Company agrees to deliver products at an agreed upon price, except for costs incurred as a result of change orders issued by the customer. Some of these contacts contain provisions for escalation due to inflation incurred between the effective contract date, and some are subject to various statutes, regulations and provisions governing defense contracts. Most of these contracts contain termination clauses, which allow the customer to terminate the contract for convenience upon proper notice and payment of predetermined charges. The Company, therefore, faces the risk of experiencing cost overruns or order cancellation if it fails to achieve forecasted product design and manufacturing efficiencies or if products cost more to produce because of increased cost of materials, components or labor or otherwise. Manufacture of the Company's products is an extremely complex process and the Company has in the past experienced cost overruns on fixed price contracts. There can be no assurance that cost overruns or problems with performance or reliability of Company products will not occur in the future. Any such cost overruns or performance problems may have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company often makes significant investments in design and engineering of new products for customers without any commitment by the customer for the future purchase of such products. Failure to receive initial or follow-on orders may have a material adverse effect on results of operations. See
"Business -- Backlog" and "-- Manufacturing."

     Declining Average Selling Prices. Many of the Company's wireless customers are under continuous pressure to reduce costs and, therefore, the Company expects to continue to experience downward pricing pressure on its products. The Company's customers frequently negotiate supply arrangements well in advance of delivery dates, requiring the Company to commit to price reductions before it is determined that assumed cost reductions can be achieved. To offset declining average sales prices, the Company believes that it must achieve manufacturing cost reductions and obtain orders for higher volume products. If the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Backlog. The Company's order backlog as of June 30, 1997 was approximately $32.8 million, approximately 57% of which was attributable to defense electronics, approximately 37% of which was attributable to satellite communications, and approximately 6% of which was attributable to wireless products. All of the orders included in backlog are covered by signed contracts. Backlog is not necessarily indicative of future sales, particularly with respect to the Company's wireless group. As part of the Company's close working relationships with its major wireless communications customers, these customers expect the Company to respond quickly to changes in the volume and delivery schedule of the orders, and if necessary, to inventory products at the Company's facilities for just-in-time delivery. Although contracts with these customers typically specify aggregate dollar volumes of products to be purchased over an extended time period, these contracts also provide that scheduled shipment dates of particular volumes are generally released to the Company only a few days or weeks prior to the actual required delivery dates. Accordingly, the Company does not believe that its backlog as of any particular date is representative of actual sales for any succeeding period, and there can be no assurance that current order backlog will necessarily lead to sales in any future period. In addition, the Company's customers may cancel or defer orders without significant penalty. Cancellations of pending purchase orders or termination or reductions of purchase orders in progress from customers of the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Backlog."

     Government Regulation. The Company's products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the Federal Communications Commission ("FCC") and internationally by other government agencies. Although the equipment operators and not the Company are responsible for compliance with such regulations, regulatory changes, including changes in the allocation of available frequency spectra, could materially adversely affect the Company's operations by restricting development efforts by the Company's customers, rendering current products obsolete or increasing the opportunity for additional competition. Changes in, or the failure by the Company to manufacture products in compliance with, applicable domestic and international regulations could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the increasing demand for wireless and satellite communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused and may continue to cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers. Because of its participation in the defense industry, the Company is subject to audit from time to time for compliance with government regulations by various agencies, including the Defense Contract Audit Agency, the Defense Investigative Service and the Office of Federal Control Compliance Programs. These and other governmental agencies may also from time to time conduct inquiries or investigations that cover a broad range of Company activity. Responding to any such audits, inquiries or investigations may involve significant expense and divert management attention. An adverse finding in any such audit, inquiry or investigation could involve penalties that may have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Government Regulation."

     Environmental Regulations and Risks. The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. News reports have asserted that power levels associated with hand held cellular telephones and infrastructure equipment may pose certain health risks. If it were determined or perceived that electromagnetic waves carried through wireless telecommunications equipment create a significant health risk, the market for these products could be materially adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, if wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined or alleged to create a significant health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Suppliers and Contract Manufacturers. The Company relies on contract manufacturers and suppliers, in some cases limited groups of suppliers, to provide it with services and materials necessary for the manufacture of its products. The Company has one vendor from which it makes approximately 10% of its total raw material purchases. While the Company believes that substitute sources of supply at reasonably similar costs are available for these and other products purchased, the Company's reliance on limited groups of suppliers involves several risks, including a potential inability to obtain critical materials or services and reduced control over production costs, delivery schedules, reliability and quality of components or assemblies. Any inability to obtain timely deliveries of acceptable quality, or any other circumstance that would require the Company to seek alternative contract manufacturers or suppliers, could delay the Company's ability to deliver products to customers, which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, in the event that costs for the Company's contract manufacturers or suppliers increase, the Company may suffer losses due to an inability to recover such cost increases under fixed price production commitments to its customers. See "Business -- Manufacturing."

     Dependence on Key Personnel. The Company is highly dependent on the continued service of, and on its ability to attract and retain, qualified engineering, management, manufacturing, quality assurance, marketing and support personnel. The Company maintains key man life insurance on Lawrence A. Sala, its President and Chief Executive Officer. The loss of Mr. Sala's services could have a material adverse effect on the Company's business, financial condition and results of operations. Competition for key personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. For example, the Company believes that engineers with the skills necessary to develop products for the wireless and satellite communications market currently are in high demand and that the Company may not be able to attract and retain sufficient engineering expertise. See
"Business -- Employees" and "Management."


     Influence by Significant Stockholder. Upon completion of this offering, Global Securities, Inc. will own 15.44% of the outstanding shares of the Company's Common Stock (13.56% if the Underwriter over-allotment options are exercised in full), as to which Herbert I. Corkin, a Director of the Company and owner of 24% of the Capital Stock of Global Securities, Inc., disclaims beneficial ownership. As a result, Global Securities, Inc. has the ability to exercise significant influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such influence may have a significant effect in delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders."



     Volatility of Stock Price. The market price of the shares of Common Stock, like the stock prices of many technology companies, is subject to wide fluctuations in response to such factors as actual or anticipated operating results, announcements of technological innovations, new products or new contracts by the Company, its competitors or their customers, government regulatory action, developments with respect to wireless and satellite communications, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stocks of technology companies and that have often been unrelated to the operating performance of particular companies. In the 12 month period from November 18, 1996 to November 17, 1997, the price of the Common Stock has ranged from $5.87 to $35.75. In the 30-day period from October 17, 1997 to November 17, 1997, the price of the Common Stock has ranged from $14.25 to $35.75. The market price of the Company's Common Stock has been volatile and may continue to be highly volatile. See "Price Range of Common Stock."


     Dilution. The public offering price is expected to be substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial net tangible book value dilution. To the extent that stock options (currently outstanding or subsequently granted) to purchase Common Stock are exercised, there will be further dilution.


     Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding 5,233,442 shares of Common Stock. Immediately upon the effectiveness of this offering, the 1,650,000 shares offered hereby (plus any shares issued upon exercise of the Underwriters' over-allotment options) will be freely tradeable. Of the remaining 3,583,442 shares, 1,143,080 are subject to lock-up agreements pursuant to which the holders of such shares have agreed not to sell, offer, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase Common Stock for a period of 90 days after the effective date of this offering without the prior written consent of CIBC Oppenheimer Corp. The shares not subject to lock-up agreements may be freely sold after the offering. In addition, the Company has filed registration statements under the Securities Act covering the sale of an aggregate of 718,400 shares of Common Stock reserved for issuance under the Company's Incentive Stock Option Plans. See "Shares Eligible for Future Sale" and "Underwriting."

     Management's Discretion Over Use of Proceeds. The Company has no current specific plan for a significant portion of the proceeds of this offering. As a consequence, the Company's management will have discretion over a significant portion of the proceeds for the foreseeable future. There can be no assurance that the proceeds can or will be invested to yield a return as great as the Company has historically experienced or any significant return at all. See "Use of Proceeds."

     Dividends. The Company has not declared or paid any cash dividends in the past and does not expect to pay cash dividends in the foreseeable future. The Company currently intends to retain its future earnings, if any, to finance the development of its business. Any future dividend policy will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements. See "Dividend Policy."

     Anti-Takeover Measures. The Company maintains a plan providing for severance compensation to employees after a hostile takeover, as defined therein ("Severance Plan"). All full-time employees of the Company who have completed at least two years of continuous full-time employment with the Company are participants in the Severance Plan. The Severance Plan could discourage potential acquisition proposals, could delay or prevent a change in control of the Company and could make removal of management more difficult. In addition, the Severance Plan could diminish the opportunities for stockholders to participate in tender offers, including tender offers that are priced above the then current market value of the Common Stock, and may inhibit increases in the market price of the Common Stock that could result from takeover attempts.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 1,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $19.8 million based on an assumed public offering price of $21.69 per share, after deducting the estimated underwriting discount and the estimated offering expenses. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


     The Company expects to use the net proceeds from this offering primarily for working capital and general corporate purposes. With the recent growth of its Satellite Communications group, the Company has sought larger, higher dollar-volume satellite contracts. The Company expects that it will use a substantial portion of the net proceeds to fund working capital for these larger contracts, as well as to fund the continued growth of its Wireless group. As part of its business strategy, the Company occasionally evaluates potential acquisitions of businesses, products and technologies. Accordingly, a portion of the net proceeds may be used for the acquisition of complementary businesses, technologies or products. The Company currently has no understanding, commitment, agreement or present intentions with respect to any acquisitions. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on shares of its Common Stock. The Company currently intends to retain all future earnings, if any, for use in the operation and development of its business and does not expect to declare or pay any cash dividends on its Common Stock in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ANEN." The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported by the Nasdaq National Market.


                                                                     PRICE RANGE OF
                                                                      COMMON STOCK
                                                                   -------------------
                                                                    HIGH         LOW
                                                                   -------     -------
        Fiscal Year Ended June 30, 1996
          First Quarter..........................................  $ 8.500     $ 5.250
          Second Quarter.........................................    8.375       5.500
          Third Quarter..........................................    7.250       5.500
          Fourth Quarter.........................................    8.750       5.750
        Fiscal Year Ended June 30, 1997
          First Quarter..........................................  $ 7.625     $ 4.250
          Second Quarter.........................................    8.000       5.000
          Third Quarter..........................................    9.125       6.250
          Fourth Quarter.........................................   14.250       7.625
        Fiscal Year Ending June 30, 1998
          First Quarter..........................................  $28.250     $13.000
          Second Quarter (through November 15, 1997).............   35.750      14.250



     The last reported sale price of the Company's Common Stock as reported by the Nasdaq National Market on November 15, 1997 was $21.69 per share. As of September 30, 1997, there were approximately 610 holders of record of the Company's Common Stock.

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of September 30, 1997, and as adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby, at an assumed public offering price of $21.69 per share, after deducting the estimated underwriting discount and estimated offering expenses.



                                                                           SEPTEMBER 30, 1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt, less current installments..............................  $   453       $   453
Stockholders' equity(1):
  Common stock, $0.01 par value, Authorized 12,000,000 shares;
     5,125,716 shares issued, 4,233,442 shares outstanding, actual;
     6,125,716 shares issued, 5,233,442 shares outstanding, as
     adjusted..........................................................       51            61
Additional paid-in capital.............................................   15,927        35,747
Retained earnings......................................................    7,465         7,465
Less cost of 892,274 treasury shares...................................   (2,012)       (2,012)
                                                                         -------       -------
Total stockholders' equity.............................................   21,431        41,261
                                                                         -------       -------
          Total capitalization.........................................  $21,884       $41,714
                                                                         =======       =======


---------------
(1) Based on the number of shares outstanding at September 30, 1997. Excludes 718,400 shares of Common Stock reserved for issuance pursuant to the Company's stock option plans, of which options to purchase 567,400 shares of Common Stock at a weighted average exercise price of $5.22 per share are currently outstanding and options to purchase 151,000 shares of Common Stock are currently available for issuance. See Note 6 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below with respect to the Company's statements of operations for each of the years in the three year period ended June 30, 1997, and with respect to the balance sheets at June 30, 1996 and 1997, are derived from the consolidated financial statements that have been audited by KPMG Peat Marwick LLP, independent auditors, which are included elsewhere in this Prospectus and are qualified by reference to such consolidated financial statements. The statement of operations data for the years ended June 26, 1993 and July 2, 1994 and the balance sheet data at June 26, 1993, July 2, 1994 and July 1, 1995 are derived from audited consolidated financial statements not included in this Prospectus. The statement of operations data for the three months ended September 30, 1996 and September 30, 1997, and the balance sheet data at September 30, 1997 are derived from unaudited consolidated financial statements which are included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending June 30, 1998. The following selected financial data should be read in conjunction with the Consolidated Financial Statements for the Company and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein.

                                                                                                                   THREE MONTHS
                                                                            YEARS ENDED                               ENDED
                                                       ------------------------------------------------------     SEPTEMBER 30,
                                                       JUNE 26,    JULY 2,    JULY 1,    JUNE 30,    JUNE 30,    ----------------
                                                         1993      1994(1)     1995        1996        1997       1996      1997
                                                       --------    -------    -------    --------    --------    ------    ------
                                                                                                                   (UNAUDITED)
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................................. $ 26,996    $20,237    $17,996    $ 17,082    $ 24,227    $5,066    $7,721
Cost of sales.........................................   19,306     14,415     13,081      11,147      16,243     3,572     4,853
Provision for losses on contracts.....................       --      1,570        300          --          --        --        --
                                                        -------    -------    -------     -------     -------    ------    ------
Gross profit..........................................    7,690      4,252      4,615       5,935       7,984     1,494     2,868
                                                        -------    -------    -------     -------     -------    ------    ------
Operating expenses:
  Marketing...........................................    3,158      2,931      3,028       2,970       3,170       668       940
  Research and development............................      923        559        939       1,185         540       109       189
  General and administrative..........................    2,399      2,266      2,041       2,075       2,239       504       641
  Restructuring.......................................      452         --        360         810          --        --        --
                                                        -------    -------    -------     -------     -------    ------    ------
         Total operating expenses.....................    6,932      5,756      6,368       7,040       5,949     1,281     1,770
                                                        -------    -------    -------     -------     -------    ------    ------
Operating income (loss)...............................      758     (1,504)    (1,753)     (1,105)      2,035       213     1,098
                                                        -------    -------    -------     -------     -------    ------    ------
Other income (expense):
  Interest expense....................................     (434)      (271)      (213)       (123)        (94)      (22)      (25)
  Other, primarily interest income....................      134        298        164         148         114        19        62
                                                        -------    -------    -------     -------     -------    ------    ------
         Total other income (expense).................     (300)        27        (49)         25          20        (3)       37
                                                        -------    -------    -------     -------     -------    ------    ------
Income (loss) before income taxes and cumulative
  effect of change in accounting principle............      458     (1,477)    (1,802)     (1,080)      2,055       210     1,135
Income taxes..........................................      180       (115)      (330)         --          --        --       375
                                                        -------    -------    -------     -------     -------    ------    ------
Income (loss) before cumulative effect of change in
  accounting principle................................      278     (1,362)    (1,472)     (1,080)      2,055       210       760
Cumulative effect of change in accounting for
  post-retirement benefits............................       --       (995)        --          --          --        --        --
                                                        -------    -------    -------     -------     -------    ------    ------
Net income (loss)..................................... $    278    $(2,357)   $(1,472)   $ (1,080)   $  2,055    $  210    $  760
                                                        =======    =======    =======     =======     =======    ======    ======
Net income (loss) per common and common equivalent
  share:
    Primary........................................... $   0.06    $ (0.53)   $ (0.36)   $  (0.27)   $   0.50    $ 0.05    $ 0.17
                                                        =======    =======    =======     =======     =======    ======    ======
    Assuming full dilution............................ $   0.06    $ (0.53)   $ (0.36)   $  (0.27)   $   0.46    $ 0.05    $ 0.17
                                                        =======    =======    =======     =======     =======    ======    ======
Shares used in computing net income (loss) per common
  and common equivalent share:
    Primary...........................................    4,530      4,435      4,047       4,057       4,106     4,103     4,504
    Assuming full dilution............................    4,530      4,435      4,047       4,057       4,440     4,103     4,524

                                                             JUNE                             JUNE       JUNE
                                                              26,      JULY 2,    JULY 1,      30,        30,      SEPTEMBER 30,
                                                             1993      1994(1)     1995       1996       1997          1997
                                                            -------    -------    -------    -------    -------    -------------
                                                                                                                    (UNAUDITED)
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents.................................  $ 4,172    $ 3,557    $ 2,140    $ 1,740    $ 3,807       $ 3,998
Working capital...........................................   17,560     16,245     13,258     12,914     15,042        16,040
Total assets..............................................   28,470     27,942     23,365     21,794     25,973        27,521
Long-term debt, less current installments.................    2,482      1,760      1,052        680        453           453
Stockholders' equity......................................   24,098     21,679     18,824     18,195     20,327        21,431

---------------

(1) The year ended July 2, 1994 represented a 53 week fiscal year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements for the Company and the notes thereto appearing elsewhere in this Prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company was incorporated in New York in 1967. Historically, the Company has principally engaged in designing and manufacturing microwave components and subsystems for the defense industry. In fiscal 1995, the Company expanded its capabilities in order to serve the emerging commercial wireless and satellite communications markets.

     In order to better serve its emerging commercial markets, the Company reorganized into three internal business groups during the first quarter of fiscal 1996: Wireless, Satellite Communications (formerly known as Radar and Telecommunications) and Defense Electronics (formerly known as Electronic Warfare). Each business group is composed of an independent engineering and marketing/sales team whose purpose is to develop, market and deliver products to its customers. The Company believes that the reorganization has resulted in better responsiveness to customer needs and has enhanced fiscal accountability throughout the organization.

     During the third quarter of fiscal 1996, the Company terminated the manufacturing operations of its European subsidiary, Anaren Microwave, Ltd. The disposition of the net assets of this subsidiary resulted in a restructuring charge of $810,000 during fiscal 1996. See Note 10 of Notes to Consolidated Financial Statements.

     The Company recognizes sales at the time products are shipped to its customers. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

     The Company believes that it develops a significant amount of intellectual capital through funded research and development. Customer-funded design and development in fiscal 1997 represented approximately $6.2 million in sales compared to $2.0 million in fiscal 1996.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationships of certain items from the Company's consolidated statements of operations as a percentage of net sales for the periods indicated:

                                        YEAR                                   THREE MONTHS ENDED
                                        ENDED        YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                       JULY 1,       --------------------      ------------------
                                        1995          1996         1997         1996        1997
                                      ---------      -------      -------      ------      ------
Net sales...........................    100.0%        100.0%       100.0%      100.0 %     100.0 %
Cost of sales.......................     72.7          65.3         67.1        70.5        62.9
Provision for losses on contracts...      1.7           0.0          0.0         0.0         0.0
                                        -----         -----        -----       -----       -----
Gross profit........................     25.6          34.7         32.9        29.5        37.1
                                        -----         -----        -----       -----       -----
Operating expenses:
  Marketing.........................     16.8          17.4         13.1        13.2        12.2
  Research and development..........      5.2           6.9          2.2         2.2         2.4
  General and administrative........     11.3          12.2          9.2         9.9         8.3
  Restructuring.....................      2.0           4.7          0.0         0.0         0.0
                                        -----         -----        -----       -----       -----
          Total operating
            expenses................     35.3          41.2         24.5        25.3        22.9
                                        -----         -----        -----       -----       -----
Operating income (loss).............     (9.7)         (6.5)         8.4         4.2        14.2
                                        -----         -----        -----       -----       -----
Other income (expense):
  Interest expense..................     (1.2)         (0.7)        (0.4)       (0.4)       (0.3)
  Other, primarily interest
     income.........................      0.9           0.9          0.5         0.3         0.8
                                        -----         -----        -----       -----       -----
          Total other income
            (expense)...............     (0.3)          0.2          0.1        (0.1)        0.5
                                        -----         -----        -----       -----       -----
Income (loss) before income taxes...    (10.0)         (6.3)         8.5         4.1        14.7
Income taxes........................     (1.8)          0.0          0.0         0.0         4.9
                                        -----         -----        -----       -----       -----
Net income (loss)...................     (8.2)%        (6.3)%        8.5%        4.1 %       9.8 %
                                        =====         =====        =====       =====       =====

     The following table sets forth the Company's net sales by industry segment for the periods indicated:

                                                                                   THREE MONTHS ENDED
                                                         YEARS ENDED JUNE 30,        SEPTEMBER 30,
                                        YEAR ENDED       --------------------      ------------------
                                       JULY 1, 1995       1996         1997         1996        1997
                                       ------------      -------      -------      ------      ------
                                                               (IN THOUSANDS)
Wireless.............................    $    341        $2,097       $7,645       $ 862       $3,599
Satellite communications.............       3,239         5,642        8,518       2,478       1,496
Defense electronics..................      14,416         9,343        8,064       1,726       2,626
                                          -------        -------      -------      ------      ------
                                         $ 17,996        $17,082      $24,227      $5,066      $7,721
                                          =======        =======      =======      ======      ======

THREE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1996

     Net Sales. Net sales increased 52.4% to $7.7 million for the three months ended September 30, 1997 from $5.1 million for the three months ended September 30, 1996. Sales of Wireless products consist of surface mount and custom components used in building wireless base station equipment. Wireless sales increased 317.5% to $3.6 million for the three months ended September 30, 1997 from $862,000 for the three months ended September 30, 1996. The increase was due to continued strong demand in the worldwide market for base station equipment. Sales of Satellite Communications products consist of custom multi-layer components, such as Butler matrices and beamforming networks for commercial and military communications. Satellite Communications sales decreased 39.6% to $1.5 million for the three months ended September 30, 1997 from $2.5 million for the three months ended September 30, 1996. The decrease was a result of the completion of the initial product order for the Iridium program in the last quarter of fiscal 1997 and a delay from the first to the second quarter of approximately $900,000 in shipments of parts for satellite programs for Harris and Hughes. Sales of Defense Electronic products consist of Digital Frequency Discriminators ("DFDs"), Digital RF Memories ("DRFMs"), ESM receivers and Microwave Integrated Circuit components ("MICs"). Defense Electronics sales increased 52.1% to $2.6 million for the three months ended September 30, 1997 from $1.7 million for the three months ended September 30, 1996. The increase was a result of increased shipments of DFDs and DRFMs for foreign sales of the Airborne Self Protection Jammer ("ASPJ") system.

     Gross Profit. Cost of sales consists primarily of engineering design costs, material, fabrication costs, assembly costs and test costs. Gross profit increased 92.0% to $2.9 million for the three months ended September 30, 1997 from $1.5 million for the three months ended September 30, 1996. Gross margin was 37.1% for the three months ended September 30, 1997 compared to 29.5% for the three months ended September 30, 1996. The increase in gross margin was due to economies of scale and improved manufacturing efficiencies.

     Marketing. Marketing expenses consist mainly of employee related expenses, commissions paid to sales representatives, trade show, advertising and related travel expenses. Marketing expenses increased 40.7% to $940,000 (12.2% of net sales) for the three months ended September 30, 1997 from $668,000 (13.2% of net sales) for the three months ended September 30, 1996. The increase was a result of higher commission and advertising expenses related to increased sales volume and further development of the marketing organization to support the Company's expanding commercial markets.

     Research and Development. Research and development expenses consist of material and salaries and related overhead costs of employees engaged in ongoing research, design and development activities associated with new products and technology development. Gross research and development costs are reduced by expense reimbursements received under a Technology Reinvestment Program through Raytheon, for the Advance Research Project Agency of the United States Government. Net research and development expenses increased 73.4% to $189,000 (2.4% of net sales) for the three months ended September 30, 1997, from $109,000 (2.2% of net sales) for the three months ended September 30, 1996. Research and development expenses expanded to support the increased development of wireless infrastructure products.

     General and Administrative. General and administrative expenses increased 27.2% to $641,000 (8.3% of net sales) for the three months ended September 30, 1997 from $504,000 (9.9% of net sales) for the three months ended September 30, 1996. General and administrative expenses increased due to the hiring of additional employees, increased staffing levels, higher professional fees and normal increases in compensation levels for existing personnel.

     Interest Expense. Interest expense represents interest paid on the Company's outstanding term loan and letter of credit. Interest expense increased 13.6% to $25,000 (0.3% of net sales) for the three months ended September 30, 1997 from $22,000 (0.4% of net sales) for the three months ended September 30, 1996.

     Other Income. Other income is primarily interest income received on invested cash balances. Other income increased 226.3% to $62,000 (0.8% of net sales) for the three months ended September 30, 1997 from $19,000 (0.3% of net sales) for the three months ended September 30, 1996, due to a higher level of investable cash balances in the current three month period.

     Income Taxes. Income tax expense for the three months ended September 30, 1997 was $375,000 (4.9% of net sales), an effective tax rate of 33%. The Company incurred no income tax for the three months ended September 30, 1996 due to the utilization of substantially all of its available loss carryforwards and recognizing available tax credits in fiscal 1997.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

     Net Sales. Net sales increased 41.8% to $24.2 million for fiscal 1997 from $17.1 million for fiscal 1996. Wireless sales increased 264.6% to $7.6 million for fiscal 1997 from $2.1 million for fiscal 1996. The increase was primarily due to significant shipments of custom base station components being built for Lucent, Motorola and Nortel. Satellite Communications sales increased 51.0% to $8.5 million for fiscal 1997 from $5.6 million for fiscal 1996. The increase was a result of substantial sales for contract engineering design work on two beamformers for commercial satellite applications for Loral Space & Communications and Martin Marietta Overseas Corp. Defense Electronics sales decreased 13.7% to $8.1 million for fiscal 1997 from $9.3 million for fiscal 1996. The decrease was a result of the continuing decline in the overall worldwide defense market, as well as the completion of a large DFD program in fiscal 1996.

     Gross Profit. Gross profit increased 34.5% to $8.0 million for fiscal 1997 from $5.9 million for fiscal 1996. Gross margin was 32.9% for fiscal 1997 compared to 34.7% for fiscal 1996. The decline in gross margin was a direct result of lower margins on initial product runs of Wireless custom components during the period due to excess scrap costs and rework costs incurred in repairing production units above normal levels in fiscal 1997.

     Marketing. Marketing expenses increased 6.7% to $3.2 million (13.1% of net sales) for fiscal 1997 from $3.0 million (17.4% of net sales) for fiscal 1996. This increase was caused mainly by additions to marketing personnel in Europe, and a rise in commission expense due to a 41.8% increase in sales and a 23.7% increase in advertising expenditures targeted mainly for the Company's wide variety of new commercial Wireless products.

     Research and Development. Research and development expenses decreased 54.4% to $540,000 (2.2% of net sales) for fiscal 1997 from $1.2 million (6.9% of net sales) for fiscal 1996. This decline resulted from a significant increase in customer funded engineering design work in both the Defense Electronics and Satellite Communications groups during fiscal 1997.

     General and Administrative. General and administrative expenses increased 7.9% to $2.2 million (9.2% of net sales) for fiscal 1997 from $2.1 million (12.2% of net sales) for fiscal 1996. Approximately half of this increase was attributable to normal increases in payroll costs for existing personnel, while the remaining increase represents a small increase in new personnel, as well as minor increases in professional services and stockholder expense.

     Interest Expense. Interest expense decreased 23.6% to $94,000 (0.4% of net sales) in fiscal 1997 from $123,000 (0.7% of net sales) in fiscal 1996, reflecting the Company's continuing reduction of long-term debt.

     Other Income. Other income decreased 23.0% to $114,000 (0.5% of net sales) for fiscal 1997 from $148,000 (0.9% of net sales) for fiscal 1996, due to lower investable cash balances caused by the Company's reduction of long-term debt.

     Income Taxes. The Company incurred no income tax for fiscal 1997, versus an expected tax expense of approximately $699,000 based on a 34% tax rate. The difference between the actual tax expense and the expected tax calculated on income before income taxes was due to the utilization of previously unrecognized net operating loss carryforwards and to a decrease in the deferred tax asset valuation allowance.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     Net Sales. Net sales decreased 5.1% to $17.1 million for fiscal 1996 from $18.0 million for fiscal 1995. Wireless sales increased 515.0% to $2.1 million for fiscal 1996 from $340,000 for fiscal 1995. The increase was primarily due to sales of catalog microwave components and pilot production runs of custom components for base station manufacturers. Satellite Communications sales increased 74.2% to $5.6 million for fiscal 1996 from $3.2 million for fiscal 1995. The increase was attributable to increased shipments under the Army Ground Based Radar program and shipments of beamforming networks to Raytheon for the Iridium project. Defense Electronics sales decreased 35.2% to $9.3 million for fiscal 1996 from $14.4 million for fiscal 1995. The decrease was a result of the continuing decline in the overall worldwide defense market, as well as the completion of a number of large DFD programs in fiscal 1994 and early fiscal 1995.

     Gross Profit. Gross profit increased 28.6% to $5.9 million for fiscal 1996 from $4.6 million for fiscal 1995. Gross margin was 34.7% for fiscal 1996 compared to 25.6% for fiscal 1995. The increase in gross margin was the result of higher sales volume at the Company's U.S. manufacturing facility, which allowed for better absorption of fixed overhead costs, as well as personnel reductions made in the second quarter of fiscal 1995.

     Marketing. Marketing expenses were flat at $3.0 million for fiscal 1996 and fiscal 1995, but increased as a percentage of net sales to 17.4% for 1996 from 16.8% for 1995.

     Research and Development. Research and development expenses increased 26.2% to $1.2 million (6.9% of net sales) for fiscal 1996 compared to $939,000 (5.2% of net sales) for fiscal 1995. This increase represented the continuing rise in the prototype development efforts for the Company's new wireless commercial product line, as development efforts were targeted on adapting existing Company technologies to produce new wireless component products to fit specific customer requirements.

     General and Administrative. General and administrative expenses increased 1.7% to $2.1 million (12.2% of net sales) for fiscal 1996 from $2.0 million (11.3% of net sales) for fiscal 1995. This increase represented normal recurring increases in payroll expenditures.

     Interest Expense. Interest expense decreased 42.3% to $123,000 (0.7% of net sales) for fiscal 1996 from $213,000 (1.2% of net sales) for fiscal 1995, reflecting the Company's reduction of long-term debt.

     Other Income. Other income decreased 9.8% to $148,000 (0.9% of net sales) for fiscal 1996 from $164,000 (0.9% of net sales) for fiscal 1995, due to lower investable cash balances caused by the Company's reduction of long-term debt.

     Income Taxes. The Company incurred no income tax for fiscal 1996, versus an expected tax benefit of approximately $367,000 based on a 34% tax rate. The primary difference between the actual tax expense and the expected tax benefit calculated on the loss before income taxes was due to the Company's equity in the operating loss of its English subsidiary, which is not subject to U.S. taxation, and offset by a decrease in the deferred tax asset valuation allowance.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited quarterly financial information for each of the Company's last nine quarters and such data expressed as a percentage of net sales. The data have been prepared on a basis consistent with the Company's audited consolidated financial statements included elsewhere in this Prospectus and include all necessary adjustments, consisting only of normal recurring accruals that management considers necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors."


                                                                       QUARTERS ENDED
                            -----------------------------------------------------------------------------------------------------
                            SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                              1995        1995       1996        1996       1996        1996       1997        1997       1997
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.................   $ 4,449     $4,442     $ 4,102     $4,089     $ 5,066     $5,314     $ 6,059     $7,788     $ 7,721
Cost of sales.............     2,809      2,745       2,914      2,679       3,572      3,481       3,996      5,194       4,853
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Gross profit..............     1,640      1,697       1,188      1,410       1,494      1,833       2,063      2,594       2,868
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Operating expenses:
  Marketing...............       667        798         831        674         668        762         896        844         940
  Research and
    development...........       385        376         229        195         109        122         150        159         189
  General and
    administrative........       508        533         529        505         504        564         562        609         641
  Restructuring...........        --         --         810         --          --         --          --         --          --
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
      Total operating
        expenses..........     1,560      1,707       2,399      1,374       1,281      1,448       1,608      1,612       1,770
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Operating income (loss)...        80        (10)     (1,211)        36         213        385         455        982       1,098
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Other income (expense):
  Interest expense........       (43)       (31)        (26)       (23)        (22)       (30)        (20)       (22)        (25)
  Other, primarily
    interest income.......        28         53          39         28          19         16          28         51          62
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
      Total other income
        (expense).........       (15)        22          13          5          (3)       (14)          8         29          37
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Income (loss) before
  income taxes............        65         12      (1,198)        41         210        371         463      1,011       1,135
Income taxes..............        --         --          --         --          --         --          --         --         375
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Net income (loss).........   $    65     $   12     $(1,198)    $   41     $   210     $  371     $   463     $1,011     $   760
                              ======     ======      ======     ======      ======     ======      ======     ======      ======
Net income (loss) per
  common and common
  equivalent share
    Primary...............   $  0.02     $   --     $ (0.30)    $ 0.01     $  0.05     $ 0.09     $  0.11     $ 0.25     $  0.17
                              ======     ======      ======     ======      ======     ======      ======     ======      ======
    Assuming full
      dilution............   $  0.02     $   --     $ (0.30)    $ 0.01     $  0.05     $ 0.09     $  0.11     $ 0.23     $  0.17
                              ======     ======      ======     ======      ======     ======      ======     ======      ======
Shares used in computing
  net income (loss) per
  common and common
  equivalent share(1):
    Primary...............     3,998      4,032       4,045      4,057       4,103      4,104       4,104      4,106       4,504
    Assuming full
      dilution............     3,998      4,032       4,045      4,057       4,103      4,104       4,104      4,440       4,524


                                                                       QUARTERS ENDED
                            -----------------------------------------------------------------------------------------------------
                            SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                              1995        1995       1996        1996       1996        1996       1997        1997       1997
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
Net sales.................    100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of sales.............      63.1       61.8        71.0       65.5        70.5       65.5        66.0       66.7        62.9
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Gross profit..............      36.9       38.2        29.0       34.5        29.5       34.5        34.0       33.3        37.1
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Operating expenses:
  Marketing...............      15.0       18.0        20.3       16.5        13.2       14.3        14.8       10.8        12.2
  Research and
    development...........       8.7        8.4         5.6        4.8         2.2        2.3         2.5        2.1         2.4
  General and
    administrative........      11.4       12.0        12.9       12.3         9.9       10.6         9.2        7.8         8.3
  Restructuring...........        --         --        19.7         --          --         --          --         --          --
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
      Total operating
        expenses..........      35.1       38.4        58.5       33.6        25.3       27.2        26.5       20.7        22.9
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Operating income (loss)...       1.8       (0.2)      (29.5)       0.9         4.2        7.3         7.5       12.6        14.2
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Other income (expense):
  Interest expense........      (0.9)      (0.7)       (0.6)      (0.6)       (0.5)      (0.6)       (0.3)      (0.3)       (0.3)
  Other, primarily
    interest income.......       0.6        1.2         0.9        0.7         0.4        0.3         0.4        0.7         0.8
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
      Total other income
        (expense).........      (0.3)       0.5         0.3        0.1        (0.1)      (0.3)        0.1        0.4         0.5
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Income (loss) before
  income taxes............       1.5        0.3       (29.2)       1.0         4.1        7.0         7.6       13.0        14.7
Income taxes..............        --         --          --         --          --         --          --         --         4.9
                              ------     ------      ------     ------      ------     ------      ------     ------      ------
Net income (loss).........      1.5%       0.3%       (29.2)%     1.0%        4.1%       7.0%        7.6%      13.0%        9.8%
                              ======     ======      ======     ======      ======     ======      ======     ======      ======

---------------

(1) Summation of the quarterly net income (loss) per common and common equivalent share does not necessarily equal the annual amount due to the averaging effect of the number of shares throughout the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations for fiscal 1996, 1997 and for the three months ended September 30, 1997 primarily from cash flow from operations. Net cash provided by operations for the fiscal years ended June 30, 1996 and 1997 was $978,000 and $3.5 million, respectively, while net cash provided by operations for the three months ended September 30, 1997 was $227,000. The increase in cash provided by operations in fiscal 1997 compared to fiscal 1996 was due primarily to the $2.1 million profit in fiscal 1997 and a $754,000 increase in advance payments from customers which offset the increases in inventory and receivables caused by higher sales volume. The decrease in cash provided by operations for the three months ended September 30, 1997, compared to the same period in fiscal 1997, resulted primarily from continuing increases in inventory levels due to higher production volume.

     Net cash used in investing activities consists solely of capital expenditures. Capital equipment additions in fiscal 1996, fiscal 1997 and for the three months ended September 30, 1997 amounted to $1.1 million, $1.2 million and $378,000, respectively. These capital investments consisted primarily of equipment needed to further automate production for the Company's new Wireless and Satellite Communications products, as well as testing and production equipment required to produce Defense Electronics products for the initial production of the ASPJ program. Capital equipment expenditures for fiscal 1998 have been budgeted at approximately $1.5 million and are expected to consist primarily of additional automated high volume production equipment to further expand production capacity for the new Wireless products. The Company believes that cash generated from operations and currently existing cash balances will be adequate to meet these financing needs.

     Net cash used in financing activities for fiscal 1996 and 1997 was $239,000 and $316,000, respectively, and consisted primarily of scheduled payments on long-term debt and, to a lesser extent, proceeds from the exercise of stock options. Net cash provided by financing activities in the first three months of fiscal 1998 was $342,000 and was primarily cash generated by the exercise of stock options, as no payments on the Company's term loan were due in the first quarter.

     Long-term liabilities, which consist of the Company's unfunded liability for postretirement benefit costs, long-term debt in the form of a commercial term loan and deferred income taxes, decreased $309,000 and $119,000 in fiscal 1996 and 1997, respectively. The decline in both fiscal years represents scheduled repayment of debt. The Company presently has no plans to fund the long-term liability recognized for postretirement benefit costs. No new long-term debt, other than the transfer of its term loan to a new lender, was taken on during this two year period, as the Company's cash balances were more than adequate to fund both long- and short-term cash needs. Long-term liabilities decreased $43,000 for the three months ended September 30, 1997, due mainly to a change in deferred income taxes.

     In October 1996, the Company signed an agreement for a credit facility with a bank providing for a $3.0 million working capital revolving line of credit bearing interest at the prime rate plus 1% and maturing on November 30, 1998, as well as a $907,000 term loan payable in semi-annual installments of $113,000 through May 2000 and bearing interest at the prime rate plus 1.25%. The proceeds of the term loan were used to refinance existing Onondaga County Industrial Development Agency Revenue bonds of the Company, while the revolving line of credit has been and will be used to supplement short-term working capital needs brought about by expected growth in production and sales volumes. Borrowings under this credit facility are secured by substantially all the assets of the Company. The terms of the credit facility require the Company to maintain a minimum tangible net worth, ratio of cash flows to maturities, and leverage ratio, as defined in the respective agreements; the Company was in compliance with all restrictions and covenants under its credit facilities at September 30, 1997.

     The Company believes that its cash requirements for at least the next 12 months will be satisfied by the proceeds from this offering, currently invested cash balances, expected cash flow from operations and funds available under its credit facilities. See "Use of Proceeds."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Company adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-based Compensation ("SFAS 123"), beginning with the first quarter of fiscal 1997. Upon adoption of SFAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. The consolidated financial statements appearing elsewhere in this Prospectus include pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS 123 has been applied in measuring compensation expense. See Note 6 of Notes to Consolidated Financial Statements.

     Statement of Financial Accounting Standard No. 128, Earnings Per Share ("SFAS 128"), was issued in February 1997. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share. Adoption of SFAS 128 will be required for the Company beginning in the second quarter of fiscal 1998. Adoption of SFAS 128 is not expected to have a material effect on the Company's operating results.

     Additionally, Statement of Financial Accounting Standard No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131") was issued in 1997. SFAS 131 establishes standards for the reporting of information about operating segments and related disclosures about products and services, geographic areas, and major customers. Adoption of SFAS 131 will be required in fiscal 1999, and will require interim disclosures beginning in fiscal 2000. Adoption of SFAS 131 is not expected to have a material effect on the Company's financial statement disclosures.

                                    BUSINESS

GENERAL


     Anaren designs, develops, manufactures and sells complex microwave signal distribution networks and components for the wireless communications, satellite communications and defense electronics markets. The Company utilizes its advanced, proprietary "Multi-Layer Stripline" technology to deliver compact, lightweight, cost effective and highly integrated microwave products into the rapidly expanding markets for cellular/Personal Communications Systems ("PCS") base stations, microcells and new generations of communications satellites. Anaren's customer base includes leading global systems suppliers for these markets, including Motorola, Lucent, Nortel, Ericsson, Lockheed Martin, Loral Space Communications and Hughes. The Company is also a leading provider of electronic counter measure subsystems which primarily protect fighter aircraft. The Company has leveraged over 30 years of microwave expertise to rapidly develop and implement leading commercial microwave products, with commercial sales growing from $982,000 in fiscal 1995 to over $16 million, representing 67% of total Company sales, in fiscal 1997.


INDUSTRY BACKGROUND

     Worldwide demand for telecommunications services has grown rapidly in recent years, including basic telephony, mobile cellular communications, video broadcast, high speed data transmission and paging. Mobile communications serve basic needs for convenience and flexibility and have grown at rates higher than the overall market for telecommunications services. This trend has led to increased growth in the number of subscribers for existing and emerging wireless applications that are served by terrestrial and satellite based networks. This demand has resulted in an increased need for cost effective and reliable telecommunications equipment among service providers.

     Telecommunications networks require interconnections and transmission systems to link geographically dispersed nodes and to provide access to customers and end users. Available transmission technologies include twisted-pair copper, coaxial cable, fiber optic cable, microwave radio technology and satellite broadcast technology. Wireless solutions, microwave and satellite, offer advantages over wireline, including typically lower cost of implementation and relatively rapid infrastructure deployment. Wireless solutions are especially superior where geographically dispersed customers or operations, difficult terrain and environmental constraints render the installation of copper, coaxial cable or fiber optic cable impractical or prohibitively expensive.

Wireless Communications

     The demand for cellular, PCS and wireless local loop ("WLL") (collectively, "wireless") communications services has grown significantly during the past decade, fueled by decreasing prices for wireless handsets, a more favorable regulatory environment, increasing competition among service providers and a greater availability of services and microwave spectrum. In addition, many developing countries are installing wireless telephone networks as an alternative to installing, expanding or upgrading traditional wireline networks. Emerging bi-directional wireless data transmission applications have the potential to further expand the market for wireless communications by allowing service providers to increase revenue-generating traffic on their networks. Industry sources estimate that the number of cellular and PCS subscribers in North America will increase from approximately 47 million at the end of 1996 to approximately 140 million by the end of 2000. In addition, industry sources project that the number of cellular and PCS subscribers worldwide will grow from 136 million at the end of 1996 to 520 million by the end of 2000.

     The growth in wireless communications has required, and will continue to require, substantial investment by service providers in infrastructure equipment. Industry sources estimate that spending by wireless service providers on infrastructure equipment was approximately $21.0 billion at the end of 1996 and will increase to approximately $44.0 billion by the end of 2000.

     A typical wireless communications system comprises a geographic region containing a number of cells, each of which contains a cell site (or base station), which are networked to form a service provider's coverage area. Each base station houses the equipment that receives incoming telephone calls from the switching offices of the local wireline telephone company and broadcasts calls to the wireless users within the cell. A base station can process a fixed number of radio channels, through the use of multiple transceivers, power amplifiers and tunable filters, along with an antenna to receive and transmit signals to and from the wireless telephone user.

     Traditional cellular systems, which are based on analog technology, are capable of carrying only one call per channel of spectrum. The continuing growth of the wireless communications market has resulted in the crowding of transmissions within the available spectrum. Because the radio frequencies assigned to transmissions are fixed, service providers are now seeking new methods to more efficiently use the spectrum to increase capacity. Analog systems are being supplanted by digital systems, which convert voice transmissions into bits of electronic information, allowing more calls per carrier frequency, improved quality and improved security, thereby significantly increasing the performance of a given wireless network. In addition to digital cellular networks, which operate within the 800 MHz and 900 MHz bandwidths, service providers have also begun to construct PCS networks operating within the 1800 MHz and 2000 MHz bandwidths. PCS networks generally require two to three times as many base stations as cellular networks. As a consequence of these factors, wireless service providers must anticipate evolving industry standards, and must invest in infrastructure equipment that both maximizes efficiency in the management of the limited spectrum licensed to them, and is available in volume for rapid deployment. There is also strong demand for wireless infrastructure manufacturers to provide improved performance in smaller, more cost effective cells and microcells which operate at higher frequencies.

Satellite Communications

     Satellites provide a number of advantages over terrestrial facilities for many high-speed communications service applications. First, satellites enable high-speed communications service where there is no suitable terrestrial alternative available, or where the terrestrial alternative is inadequate. Second, unlike the cost of terrestrial networks, the cost to provide services via satellite does not increase with the distance between sending and receiving stations. Finally, in contrast to the installation of fiber optic cable, satellite networks can be rapidly and cost-effectively deployed.

     Demand for commercial satellites is determined by several factors including: growth in demand for new satellite-based applications such as mobile telephone services, business networking, direct-to-home television and related voice, video and data systems; development of new satellite-based communications architectures to provide basic telephone and television services in developing regions of the world; and replenishment of orbiting satellite constellations nearing the end of their useful lives. During the ten year period from 1997 to 2006, substantial launch activity for commercial satellites is expected. Industry sources estimate that during this period 1,062 commercial satellites will be launched into either low Earth orbit ("LEO") or medium Earth orbit ("MEO"), and 273 commercial satellites will be launched into geostationary Earth orbit ("GEO"). There are at least four large-scale telecommunications projects (Iridium, Global Star, ICO and Teledesic) in various stages of development and implementation that are contributing to the demand for commercial satellites. Launch cost and capacity, which are directly related to satellite size and weight, are significant factors in the viability of these proposed systems. As a result, current commercial satellite designs are being driven to incorporate lighter weight, smaller and more highly integrated subsystems and components.

     Due to the narrowband frequency (10MHz) allocated for commercial satellites, system planners have moved from the traditional approach of broadcasting signals over a large area of the Earth, to receiving and transmitting via many small beams that cover much smaller areas of the Earth (multi-beam transmission). The advantage of multi-beam transmission and reception is that the same frequency can be used by different callers in different beams (frequency re-use), allowing for significantly higher caller capacity with the same amount of frequency allocation and increased system sensitivity to allow for the use of lower-powered handsets. Caller capacity and system sensitivity increase approximately in proportion to the number of beams per satellite.

     In addition, new multi-satellite systems are being developed in order to provide the same global coverage for wideband (500MHz) services such as video-conferencing, data transmission, Internet access, and other multi-media applications. These applications require significantly more bandwidth than current voice communications systems because the information content in the transmitted signal is much greater for these new applications. To implement these systems, much wider frequency band allocations are required than have been granted for existing voice communications systems. Such large bandwidth allocations are not available at the operating frequencies of current communications systems and regulatory authorities, therefore, have provided wideband frequency allocations at 20-30GHz, where a more limited base of technology is available to implement the proposed systems. These proposed systems are significantly more complex than current systems in that system operators desire substantially more beams and increased flexibility. With real-time adjustment of the size and location of the Earth being covered by a particular beam and by incorporating signal switching networks into the satellite payload, substantial improvements in system performance and utilization rates can be achieved, thereby substantially increasing the revenue generating ability of a satellite system. Increasingly, satellite system developers are incorporating what has traditionally been ground-based infrastructure into the satellite payload to improve system performance.

THE ANAREN SOLUTION

     Anaren has developed a system of proprietary processes, called "Multi-Layer Stripline" ("MLS") technology, which enable the Company to deliver compact, lightweight, cost effective and highly integrated complex microwave signal distribution and interconnection networks for wireless and satellite communication systems. The MLS process integrates multiple layers of microwave circuitry, allowing the elimination of discrete components and discrete microwave cables, dramatically reducing size, cost and weight while improving performance. The MLS technology is used in combination with the Company's extensive proprietary design libraries and turnkey design, development and manufacturing capabilities which are required to provide custom solutions for major OEM customers. This technology has been implemented into products utilizing passive components, including beamforming networks and signal distribution networks, and is currently being utilized by the Company to incorporate active devices, including switches, phase shifters and amplifiers.

TECHNOLOGY

     Traditional stripline technology, which the Company has historically utilized in its Defense Electronics product line, consists of circuit runs etched on dielectric sheets that are sandwiched in a precision machined aluminum case. The case provides grounding on the top and bottom, and also provides a structure on the edge for mounting connectors. Integration is achieved through connecting multiple stripline components via numerous cables.

     Multi-Layer Stripline technology is a technique of processing stripline circuits, in which multiple layers of etched stripline circuits are laminated together in a manner that is similar to digital Printed Circuit Board ("PCB") manufacturing, but with superior microwave characteristics. Like PCB manufacturing, layers can be interconnected via plated-through holes. The Company's proprietary techniques, however, enable it to implement multi-layer transitions that perform optimally at microwave frequencies. Unlike PCB manufacturing, simply connecting the appropriate points on the multi-layer board does not ensure adequate performance. In order to achieve optimal microwave performance consistently, material and process variations must be tightly controlled, and the circuit design must take into consideration all variation in the manufacturing process. The Company's microwave design engineering staff has developed proprietary modeling techniques and component design libraries that allow for consistent and efficient design and production of complex microwave products.

                       ['MULTI-LAYER STRIPLINE GRAPHIC']

     After laminating multiple layers of etched stripline layers into a multi-layer assembly, the entire exterior of the assembly is plated, rather than being incorporated into a machined aluminum case. Extensive integration is achieved through the multi-layer integration process, resulting in increased performance and substantial size, weight and cost reductions.

     The Company's microwave antenna beamforming technology, developed in the defense industry, coupled with its MLS manufacturing process, produces lightweight, cost-effective L band beamforming networks for Motorola's Iridium Program. These passive networks provide multibeam coverage where the size and direction of beams is fixed. Additionally, the Company is utilizing its MLS technology and microwave design experience to develop cost effective solutions for high data rate transmission applications, such as Internet access and multi-media communications. In conjunction with Raytheon, the Company is developing a next generation of its MLS technology to address applications at 20-30GHz. In addition, the Company has developed high density microwave switch matrices by incorporating active microwave switches into its passive MLS technology, and is currently qualifying a production subsystem for a commercial communications satellite program. These switch matrices are a key element in providing the flexibility that system designers desire. In addition, the Company is developing active beamforming networks, in which the size and direction of the beams being produced can be remotely manipulated in real-time. Through these advancements, system operators can direct capacity in response to changes in demand, and more efficiently utilize their space infrastructure assets.

STRATEGY

     The Company's strategy is to continue to leverage its proprietary Multi-Layer Stripline technology, extensive proprietary microwave design libraries, and turnkey design, development and manufacturing capabilities to further expand its penetration in the wireless communications and satellite communications markets. Key components of the Company's strategy include the following:

     Increase Levels of Component Integration and Value Added Content. The Company plans to increase the value of its content in wireless and satellite communications systems. Through its MLS manufacturing technology, the Company is able to integrate multiple discrete functions into a single assembly. Integration of active technologies, such as switching and amplification, into its MLS assemblies would significantly broaden the array of functions that can be integrated by the Company on satellite and terrestrial wireless communication systems.

     Further Expansion into Commercial Markets. The Company has 30 years' experience in microwave technology used in designing and manufacturing complex microwave subsystems for the defense market. During the past three years, the Company has successfully expanded into the commercial satellite and wireless communications markets as demonstrated by its revenue growth from commercial applications to 67% of net sales in fiscal 1997 from 5% in fiscal 1995.

     Maintain Leadership in Microwave Technology. The Company intends to pursue further technological advances through continued investment in research and development. The Company will seek to advance its leadership in microwave technology by continuing its participation in selected defense and satellite programs that involve highly sophisticated, state-of-the-art microwave technology. The Company will continue to leverage these technological advancements into its terrestrial wireless products, as well as other commercial applications.

     Strengthen and Expand Customer Relationships. The commercial wireless and satellite communications markets are driven by a limited number of large systems manufacturers. The Company has developed customer relationships with many of these manufacturers, including Motorola, Lucent, Ericsson and Nortel for wireless communications and Lockheed Martin, Hughes, Loral Space & Communications and TRW for satellite communications. The Company intends to continue to build strong technical and business relationships with major customers that are global industry leaders that will provide opportunities for recurring high volume supply contracts.

     Enhance Capabilities as Turnkey Supplier. The Company has in place extensive design libraries, automated manufacturing equipment and statistical process controls which have enabled it to competitively manufacture high volume MLS assemblies. The Company intends to continue to expand, improve and automate its design, manufacturing and test capabilities to provide innovative, cost effective solutions. The Company believes that these investments are necessary to maintain and enhance its position as a turnkey supplier to industry-leading OEMs.

PRODUCTS

Wireless Communications

     The Company provides custom microwave signal distribution networks to leading wireless infrastructure equipment manufacturers. Traditionally, all of the signal distribution (combining and splitting) within a base station has been accomplished with discrete signal splitting/combining components with discrete microwave cables providing the necessary interconnectivity. Through the use of its MLS technology, the Company provides highly integrated microwave signal distribution networks that eliminate the need for discrete componentry and interconnecting cables. These integrated assemblies, which range from simple splitting and combining networks to complete microwave backplanes, distribute microwave signals throughout the base station, from reception at the antenna, to multiple radios, to multiple amplifiers, and back to the antenna for transmission. Much like the mother board in a personal computer efficiently provides interconnectivity of digital signals between multiple subsystems, the Company's microwave signal distribution networks provide efficient interconnectivity of microwave signals between subsystems in wireless base stations.

     A typical base station is made up of a receive/transmit antenna and an array of radios and signal amplifiers, as depicted below.

     [Graphic showing path of signals from antenna to base station, through the interior of the base station and back out to antenna. The location of the Company's "Xinger(R)" and custom products used in amplifiers is identified. Locations showing areas of opportunity for the Company's signal distribution/combination assemblies are shown. The caption reads as follows:
"Signals that are received from a subscriber's handset at the base station antenna are distributed to one of several (typically dozens) radios within the base station to be processed and to be passed to the digital wireline network. The radios also take the incoming signals from the wireline network, process them for transmission and distribute them to power amplifiers to boost the strength of the signal. The amplified signals are then combined and sent back out the base station antenna to the subscriber's handset."]

     In addition to providing custom integrated system level signal distribution solutions to wireless OEMs, the Company has developed and markets a line of standard surface mount microwave signal splitting and combining components, trade named Xinger(R), that are used in terrestrial wireless communications base station amplifiers. The Company originally developed these products in response to customers' needs for economical, high power signal splitting and combining components that could be utilized in an automated production environment. The Company is currently the market leader in this product area, supplying industry leading OEMs such as Ericsson, Motorola and Lucent, as well as leading power amplifier manufacturers such as Powerwave Technologies, Inc. and Spectrian Corporation.

Satellite Communications

     The Company is a supplier of passive (fixed) beamforming networks for communications satellite multi-beam antennas. These products are custom designed for a particular satellite program, and determine the number, size and quality of beams that are produced from a single antenna array. Multibeam satellite antennas, which can have more than 100 independently modulated beams, require very complex microwave signal distribution matrices, which would be too bulky, heavy and unreliable for use in satellites if they used conventional microwave interconnection techniques. These networks are utilized by leading communications satellite manufacturers to achieve the desired ground coverage and to provide the desired capacity allocation. Through the forming of multiple beams, service providers are able to allocate a satellite's capacity based on projected demand, and to increase the number of callers that can be serviced simultaneously. In addition, the Company has recently developed the capability to produce high-density microwave switch matrices which allow the dynamic allocation of satellite capacity, thereby increasing utilization and revenue generation.

[Graphic showing two communications stations on the ground transmitting information to two orbiting satellites. A group of satellites form a grid in the sky, with two communications satellites forming multiple beams, which are projected on the ground, to allocate capacity based on the projected demand. The caption reads as follows: "Multi-beam transmission allows different beams to use the same frequency for different callers (frequency re-use) thereby greatly expanding caller capacity with the same amount of frequency allocation."]

Defense Electronics

     The Company is a leading supplier of certain subsystem products to the defense electronics market, including Digital Frequency Discriminators ("DFDs") and Digital RF Memories ("DRFMs"). These products are vertically integrated within the Company utilizing advanced stripline, Application Specific Integrated Circuits ("ASIC"), digital and signal processing technologies. DFD products rapidly measure the frequency and other characteristics of radar signals. This information is then used in electronic warfare systems to identify, classify and/or counter radar systems. DRFM products digitize and store radar signals, and can reproduce them in real time to counter advanced radar systems. DRFM products are currently the only technology available that can replicate radar signals with sufficient fidelity to counter today's advanced radar systems.

     The Company also produces a wide range of standard component products for defense applications. These products include mixers, couplers, power dividers, pin attenuators and correlators that are utilized in a variety of electronic warfare applications to perform various RF and microwave functions including signal distribution, measurement and frequency conversion.

CUSTOMERS

     Wireless Communications. The Company sells its custom wireless products to major wireless infrastructure OEMs including Motorola, Nortel, Lucent and Ericsson. In addition, the Company sells its standard line of Xinger(R) components to leading OEMs and a broad range of other wireless equipment manufacturers.

     Satellite Communications. The Company currently sells satellite communications subsystems to the world's leading satellite manufacturers, including Lockheed Martin, Hughes, Loral Space & Communications and TRW. The Company's subsystems are found on LEO satellite communications networks like Motorola's Iridium program, as well as regional GEO communications satellites for Lockheed Martin. The Company is now actively involved in developing products for a number of major, near-term commercial satellite programs.

     Defense Electronics. The Company currently sells its defense electronics products to the United States and foreign governments through prime contractors such as Raytheon, ITT, Lockheed Martin and Racal, Ltd. The Company's DRFMs are being utilized in ITT Avionic's portion of the Sanders division of Lockheed Martin's IDECM program, an RF countermeasures subsystem to be used on multiple platforms, including Navy F/A-18s and Air Force B-1B Lancer Jet bombers. In addition, the Defense Electronics group has teamed with Lockheed Martin in the development of a passive emitter location subsystem. The Company has also teamed with a large defense OEM on a new, custom ASIC converter chip for next-generation receivers.

SALES AND MARKETING

     The Company markets its products worldwide to OEMs in commercial markets and prime contractors in defense markets primarily through a sales force of 15 people generally organized by geographic territory and market segment. In addition, the Company has contracts with 17 manufacturers' representatives in the United States and 24 international representatives which are located in Western Europe, the Middle East and Asia. As part of its marketing efforts, the Company advertises in major trade publications and attends major industry shows in the commercial wireless communications and defense markets.

     After the Company has identified key potential customers in its market segments, the Company makes sales calls with its own sales, management and engineering personnel and its manufacturers' representatives. Many of the companies entering the wireless communications markets possess expertise in digital processing, but have relatively little experience in analog signal processing and wireless transmission. In order to promote widespread acceptance of its products and provide customers with support for their wireless communications needs, the Company's sales and engineering teams work closely with its customers to develop tailored solutions to their wireless requirements. The Company believes that its customer engineering support provides it with a key competitive advantage.

BACKLOG

     The Company's total backlog of orders was $32.8 million and $23.3 million at June 30, 1997 and 1996, respectively. The Company's wireless products accounted for approximately 6% and 16% of backlog at June 30, 1997 and 1996, respectively. Satellite communications products comprised approximately 37% and 18% of backlog at June 30, 1997 and 1996, respectively. Defense Electronics products accounted for approximately 57% and 66% of backlog at June 30, 1997 and 1996, respectively.

     All of the orders included in backlog are covered by signed contracts or purchase orders. However, backlog is not necessarily indicative of future sales, particularly with respect to the Company's Wireless group. Accordingly, the Company does not believe that its backlog as of any particular date is representative of actual sales for any succeeding period. As part of the Company's close working relationships with its major wireless communications customers, these customers expect the Company to respond quickly to changes in the volume and delivery schedule of their orders, and if necessary, to inventory products at the Company's facilities for just-in-time delivery. Therefore, although contracts with these customers typically specify aggregate dollar volumes of products to be purchased over an extended time period, these contracts also provide that scheduled shipment dates of particular volumes are generally released to the Company only a few days or weeks prior to the actual required delivery dates. In addition, the Company's customers may cancel or defer orders without significant penalty.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are focused on design, development, engineering and implementation activities. These activities include customer-funded design and development, as well as efforts funded directly by the Company.

     The Company's net sales for fiscal 1997 included approximately $6.2 million paid by customers for the design and development of products to meet their specific requirements. In any given year, the amount of customer funding for design and development can vary widely depending upon the status of particular contracts. The Company typically is not restricted in its use of technologies developed through customer funding.

     Research and development costs are charged to expense as incurred. The Company receives fees under a technology development contract and such fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contract and as defined milestones are attained. In fiscal 1997, Company funded research and development expenses were $540,000, net of recognized product development fees of $339,000 under the contract. Prior to fiscal 1997, the Company did not engage in technology development contracts.

     Company funded research and development expenses were $939,000 in fiscal 1995 and $1.2 million in fiscal 1996 and were funded solely from the Company's current operating budget. Company funded research and development expenditures during the three months ended September 30, 1997 were approximately $189,000.

     The Company's current development efforts include: (i) advanced MLS manufacturing processes for use in low-cost, light-weight satellite and wireless applications; (ii) advanced manufacturing technology to produce millimeter wave stripline structures for communication satellite applications; (iii) products for use in cellular, PCS and other terrestrial wireless base station equipment for both mobile and fixed wireless applications; and (iv) technologies for airborne receiver systems.

MANUFACTURING

     The Company's manufacturing operations are vertically integrated from the production of specialized hybrid circuits to the final assembly of complete subsystems such as DRFMs and antenna beamforming networks. Most of the Company's contracts for assemblies and subsystems have required engineering efforts to modify existing Company products to meet a particular customer's technical needs.

     The Company manufactures its products from standard components, as well as from items which are manufactured by vendors to the Company's specifications. A majority of the Company's commercial and defense electronics assemblies and subsystem products contain proprietary MLS technology which is designed and tested by the Company's engineers and technicians and is manufactured at the Company's own facilities.

     The Company continues to invest in the advancement of its proprietary MLS manufacturing processes and in automation of the manufacturing processes of its Wireless group. Automation is critical in meeting its customers' demands for price improvement competitiveness, world class quality and on-time delivery. The Company is also investing to enhance its responsiveness to increased production demands from its wireless customers, as well as the need to accommodate unpredictable surges in production rates that are common in this market.

     The raw materials utilized in the Company's various product areas are readily accessible. The Company purchases most of its raw materials from a variety of vendors and most of these raw materials are available from a number of sources. The Company has one vendor from which it makes approximately 10% of its total raw material purchases, but the Company believes that alternate sources of supply are readily available for these and all other products purchased.

     The Company utilizes skilled permanent and contract personnel in the manufacture of its products. Quality assurance checks are performed on manufacturing processes, purchased items, work-in-process and finished products. Due to the complexity of the Company's products, final tests are performed on some products by highly skilled engineers and technicians.

COMPETITION

     The microwave component and subsystems industry is highly competitive and the Company competes against many companies, both foreign and domestic, many of which are larger, have greater financial resources and are better known. As a supplier to prime contractors and OEMs, the Company also experiences significant competition from the in-house capabilities of its actual and prospective customers in all three of its market segments. Other competitors include Electromagnetic Sciences, Inc. (satellite), S.T. Microwave, Inc. (defense), the M/A-Com division of AMP, Inc., Mini Circuits Inc. and Filtronic Comtek, Inc.

     The principal competitive factors in both the domestic and foreign markets are technical performance, reliability, ability to produce, on time delivery and price. Based on a combination of these factors, the Company believes that it competes favorably in its markets. The Company's most important competitive attributes are its emphasis on technical superiority and its ability to produce in quantity to specific delivery schedules.

GOVERNMENT REGULATION

     The Company's wireless communications products are incorporated into wireless telecommunications systems that are subject to regulation domestically by the FCC and internationally by other government agencies. In addition, because of its participation in the defense industry, the Company is subject to audit from time to time for its compliance with government regulations by various governmental agencies. The Company is also subject to a variety of local, state and federal governmental regulations relating to, among other things, the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company believes that it operates its business in material compliance with applicable laws and regulations. However, any failure to comply with existing or future laws or regulations could have a material adverse impact on the Company's business, financial condition and results of operations. See "Risk Factors -- Government Regulation" and "-- Environmental Regulations and Risks."

INTELLECTUAL PROPERTY

     While the Company holds several patents, the Company relies primarily on a combination of trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements to protect its intellectual property, as well as limiting access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to prevent misappropriation of the Company's technology or to preclude competitors from independently developing such technology. Furthermore, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company or with respect to its products for which the Company has indemnified certain of its customers. Asserting the Company's rights or defending against third party claims could involve substantial costs and diversion of resources, thus materially and adversely affecting the Company's business, financial condition and results of operations. In the event a third party were successful in a claim that one of the Company's products infringed its proprietary rights, the Company may have to pay substantial royalties or damages, remove that product from the marketplace or expend substantial amounts in order to modify the product so that it no longer infringes such proprietary rights, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of September 30, 1997, the Company employed 232 persons full time. Of these employees, 64 comprise the engineering staff, 134 constitute manufacturing personnel, 15 occupy sales and marketing positions, and 19 are in management and support functions. In addition, the Company utilizes approximately 45 temporary personnel in various positions throughout its organization.

FACILITIES

     The Company's principal facility is a 105,000 square foot building located on a thirty acre parcel owned by the Company in East Syracuse, New York. The plant was constructed during fiscal 1981 and expanded during fiscal 1985. This facility houses all of the Company's marketing, manufacturing, administrative, research and development, systems design and engineering experimentation activities. The Company believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available on commercially reasonable terms as needed.

     Anaren Microwave, Ltd., the Company's wholly-owned subsidiary in the United Kingdom, leases a 20,000 square foot facility in Frimley, England which previously housed the administrative, marketing, and manufacturing operations of that subsidiary prior to the Company's divestiture of its electronic warfare simulator manufacturing operation in March 1996. Annual rental cost of this facility is approximately $385,000 and the Company is presently subletting the facility at the full lease rental value. The existing lease term on this facility extends until 2014, however, and there can be no assurance that the Company will be able to sublet the facility during the remaining unexpired term of the lease to an extent that is sufficient to offset its rental cost in whole or in part.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


                   NAME                     AGE                      POSITION
------------------------------------------  ---     ------------------------------------------
Hugh A. Hair..............................  62      Chairman of the Board
Carl W. Gerst, Jr.........................  60      Vice Chairman, Chief Technical Officer,
                                                    Treasurer and Director
Lawrence A. Sala..........................  34      President, Chief Executive Officer and
                                                    Director
Gert R. Thygesen..........................  42      Vice President of Operations
Joseph E. Porcello........................  45      Vice President of Finance
Stanley S. Slingerland....................  50      Vice President of Human Resources
Abraham Manber(1).........................  68      Director
Herbert I. Corkin(1)......................  75      Director
Dale F. Eck(1)............................  54      Director
David Wilemon.............................  60      Director


---------------
(1) Member of Compensation Committee and Audit Committee

     Mr. Hair was a founder of the Company and has been actively engaged in its business since its founding in 1967. Mr. Hair served as Chairman of the Board, President and Chief Executive Officer of the Company from its founding until May 1995 when he resigned from the office of President and in September 1997 when he resigned as Chief Executive Officer. Mr. Hair holds a Bachelor of Science degree from the University of Glasgow, Scotland.

     Mr. Gerst was a founder of the Company and has been actively engaged in the Company's business since its founding in 1967. Mr. Gerst served as Executive Vice President from 1967 until May 1995, when he became Chief Technical Officer and Vice Chairman. Mr. Gerst has also served as Treasurer since 1992 and as a Director of the Company since 1968. Mr. Gerst currently serves as a Director of Skaneateles Savings Bank. Mr. Gerst holds a Bachelors degree from Youngstown University and a Masters in Business Administration from Syracuse University.

     Mr. Sala joined the Company in 1984. He has held various engineering and management positions with the Company, including Vice President of Marketing. Mr. Sala has served as President of the Company and a Director since May 1995 and as Chief Executive Officer since September 1997. Mr. Sala holds a Bachelors Degree in Electrical Engineering, a Masters Degree in Electrical Engineering and a Masters in Business Administration, all from Syracuse University.

     Mr. Porcello joined the Company in 1977. He has served as Controller from 1981 to 1995, and as Vice President of Finance and Controller since May 1995. Mr. Porcello holds a Bachelors degree from the State University of New York at Buffalo and is a Certified Public Accountant licensed in the State of New York.

     Mr. Thygesen joined the Company in 1981. He served as Program Manager, DRFM & Advanced Systems, from 1988 to 1992, as Operations Manager from 1992 until 1995, and has served as Vice President of Operations since April 1995. Mr. Thygesen holds a Masters in Electrical Engineering from Aalborg University Center, Denmark.

     Mr. Slingerland joined the Company in 1980 and served as Human Resource Manager until 1996. Since November 1996, he has served as Vice President of Human Resources. Mr. Slingerland holds a Bachelors degree from Hope College.

     Mr. Manber has served as a Director of the Company since 1971. He was President of Amtech Patent Licensing Corp., a privately-held corporation created to license certain patents, from 1979 until his retirement in March 1993. Mr. Manber has served as President of Ad Connect, an advertising and promotional imprint firm, since July 1997. Mr. Manber holds a degree from the College of the City of New York.

     Mr. Corkin has served as a Director of the Company since 1989. Mr. Corkin has been Chairman of the Board of The Entwhistle Company, a defense contractor located in Hudson, Massachusetts providing mobile equipment directly to the United States government, since 1959. Mr. Corkin served as the President of The Entwhistle Company from 1959 through December 1993 and has served as its Chief Executive Officer since December 1993. Mr. Corkin is also a Director of Bird Corporation, a roofing shingle manufacturer located in Norwood, Massachusetts.

     Mr. Eck was Vice President of Finance and Treasurer of The Entwhistle Company from 1978 until his retirement in February 1997. Mr. Eck has also served as a Director of The Entwhistle Company since 1978, and continues to serve in that capacity. Mr. Eck has provided consulting services to the Company since March 1997. Mr. Eck holds a Bachelors degree from Augustana College and a Masters in Business Administration from Harvard Business School.


     Dr. Wilemon was elected as a Director of the Company at the annual meeting of stockholders held on November 10, 1997. Dr. Wilemon has been a Professor of Marketing and Innovation Management at the Syracuse University -- School of Management since 1966. He has also served as Director of the Snyder Innovation Management Program at the University since 1980, and as Co-Director of the Entrepreneurship and Emerging Enterprises Program at Syracuse University since 1993. Dr. Wilemon has also been a frequent speaker at the University of Wisconsin -- College of Engineering Professional Development since 1978.


     Members of the Company's Board of Directors are each elected for one year terms at the annual stockholders' meeting. Officers are elected at the first Board of Directors meeting following the stockholders' meeting at which Directors are elected, and serve at the discretion of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"). As of September 30, 1997, there were 4,233,442 shares of Common Stock outstanding held of record, with approximately 610 stockholders of record.

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. The holders of Common Stock are entitled to a ratable distribution of any dividends that may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no preemptive, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the offering, when issued and paid for, will be, fully paid and nonassessable.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following sets forth certain information with respect to beneficial ownership of the Common Stock as of September 30, 1997 and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each of the Company's Directors and executive officers; (ii) all Directors and executive officers as a group; (iii) each person who is known by the Company to own beneficially more than 5% of the Common Stock; and (iv) the Selling
Stockholders:


                                           SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                              OWNED PRIOR TO                           OWNED AFTER
                                               OFFERING(1)           NUMBER OF         OFFERING(1)
                                          ----------------------      SHARES       -------------------
    DIRECTORS AND EXECUTIVE OFFICERS       NUMBER        PERCENT      OFFERED      NUMBER      PERCENT
----------------------------------------  ---------      -------     ---------     -------     -------
Hugh A. Hair(2).........................    207,100         4.81       80,000      127,100       2.39
Carl W. Gerst. Jr.(3)...................    359,931         8.35       25,000      334,931       6.31
Lawrence A. Sala(4).....................     43,200         1.01       14,000       29,200          *
Abraham Manber..........................         --           --           --           --         --
Dale F. Eck(5)..........................     10,000            *          -0-       10,000          *
Herbert I. Corkin(6)....................      7,500            *          -0-        7,500          *
Gert R. Thygesen(7).....................     35,500            *       15,000       20,500          *
Joseph E. Porcello(8)...................     24,490            *        9,000       15,490          *
Stanley S. Slingerland(9)...............     41,559         1.00        7,000       34,559          *
David Wilemon(10).......................      9,000            *          -0-        9,000          *
All directors and executive officers
  as a group (10 persons)(11)...........    738,280(10)    16.46      150,000      588,280      10.72
5% STOCKHOLDERS
Global Securities, Inc.(12) ............  1,307,800        30.89      500,000      807,800      15.44
Dimensional Fund Advisors, Inc.(13) ....    239,100         5.65           --      239,100       4.57
OTHER SELLING STOCKHOLDER
Renee A. Hair(14).......................    207,100         4.81       80,000      127,100       2.39


---------------
  *  Indicates less than one percent of the outstanding shares of Common Stock.

 (1) Except as otherwise indicated, as of September 30, 1997, all of such shares are owned with sole voting and investment power.

 (2) The number of Shares Beneficially Owned Prior to Offering includes 75,000 shares which Mr. Hair has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options and 82,300 shares owned by Mr. Hair's wife, Renee A. Hair. The Number of Shares Offered includes 40,000 shares to be offered by Mrs. Hair. The number of Shares Beneficially Owned After Offering includes 42,300 shares to be owned by Mrs. Hair after the offering.

 (3) Includes 54,331 shares held in trust for, or owned by, Mr. Gerst's family and relatives and includes 75,000 shares which Mr. Gerst has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options. Mr. Gerst's address is c/o Anaren Microwave, Inc., 6635 Kirkville Road, East Syracuse, New York 13057.


 (4) Includes 28,000 shares which Mr. Sala has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options, and 15,200 shares (including the 14,000 to be offered hereby) held jointly with his wife, Tracy C. Sala.


 (5) Includes 10,000 shares which Mr. Eck has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options.

 (6) Does not include 1,307,800 shares owned by Global Securities, Inc. ("Global"), as to which Mr. Corkin, the owner of 24% of the capital stock of Global, disclaims beneficial ownership.

 (7) Includes 20,500 shares which Mr. Thygesen has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options.

 (8) Includes 21,500 shares which Mr. Porcello has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options.


 (9) Includes 14,000 shares which Mr. Slingerland has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options. Mr. Slingerland owns 11,559 shares in his own name and 16,000 (including the 7,000 shares to be offered hereby) jointly with his wife, Kathleen M. Slingerland.



(10) Includes 9,000 shares which Dr. Wilemon has the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options.



(11) Includes 253,000 shares which all directors and officers as a group have the right to acquire within 60 days after September 30, 1997 pursuant to outstanding stock options.



(12) Global's address is P.O. Box 560, Sudbury, Massachusetts 01776. If the over-allotment option granted by Global to the Underwriters is exercised, Global will sell 575,000 shares of Common Stock in this Offering and will then own 13.56% of the outstanding Common Stock (assuming the Underwriters' over-allotment options are exercised in full). See "Underwriting."



(13) Dimensional Fund Advisors, Inc.'s address is 1299 Ocean Avenue, Santa Monica, California 90401.



(14) The number of Shares Beneficially Owned Prior to Offering includes 49,800 shares owned by Hugh A. Hair and 75,000 shares that Mr. Hair has the right to acquire within 60 days of September 30, 1997 pursuant to outstanding stock options. The Number of Shares Offered includes 40,000 shares to be offered by Mr. Hair. The Number of Shares Beneficially Owned After Offering includes 84,800 shares to be beneficially owned by Mr. Hair after the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have outstanding 5,233,442 shares of Common Stock. Of these shares, the 1,650,000 shares sold in this offering (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Of the remaining 3,583,442 shares, holders of 1,143,080 shares, including all executive officers and directors and Global Securities, Inc., have entered into contractual "lock-up" agreements generally providing that they will not, directly or indirectly, sell, offer, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase Common Stock for a period of 90 days after the effective date of this offering without the prior written consent of CIBC Oppenheimer Corp. The remaining 2,440,362 shares outstanding prior to this offering that are not subject to lockup agreements and are not held by the affiliates of the Company may be freely sold after the offering. In addition, the Company has filed registration statements under the Securities Act covering the sale of up to an aggregate of 718,400 shares of Common Stock issuable under the Company's Incentive Stock Option Plans. Pursuant to Rule 144, affiliates may not sell in any three-month period a number of shares exceeding the greater of:
(i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 52,334 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.


     No predictions can be made as to the effect, if any, that market sales of shares of Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and CIBC Oppenheimer Corp., Needham & Company, Inc., and Pacific Growth Equities, Inc., as Representatives (the "Representatives") of the Underwriters of this offering, the Company and the Selling Stockholders have agreed to sell to the Underwriters, and the Underwriters named below have severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite their names below:



                                                                            NUMBER OF
                                       NAME                                  SHARES
        ------------------------------------------------------------------  ---------
        CIBC Oppenheimer Corp. ...........................................
        Needham & Company, Inc. ..........................................
        Pacific Growth Equities, Inc. ....................................

                                                                            ---------
                  Total...................................................  1,650,000
                                                                            =========


     The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus
and at such price less a concession of not in excess of $     per share to
certain securities dealers, of which a concession of not in excess of $     per
share may be reallowed to certain other securities dealers. After this offering, the public offering price, allowances, concessions and other selling terms may be changed by the Representatives.

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase Common Stock are subject to certain conditions, including that if any of the Common Stock is purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased.


     The Company and Global Securities, Inc. have granted options to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase from the Company and Global Securities, Inc. up to an aggregate of 172,500 and 75,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. If the Underwriters exercise their over-allotment options to purchase any of such 247,500 additional shares of Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the 1,650,000 shares of Common Stock offered hereby. The Company and Global Securities, Inc. will be obligated to sell shares of Common Stock to the Underwriters to the extent such over-allotment options are exercised.



     Certain of the Company's officers, directors and significant stockholders have agreed that they will not, without the prior written consent of CIBC Oppenheimer Corp., offer, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for or any other rights to purchase Common Stock until 90 days after the effective date of this offering. The Company has also agreed that it will not, without the consent of CIBC Oppenheimer Corp., offer, sell, contract to sell, make any short sale, pledge or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for or other rights to purchase Common Stock until 90 days after the effective date of this offering (except for (i) shares issued pursuant to stock options outstanding on the date hereof and (ii) stock options issued pursuant to employee benefit or incentive compensation plans in effect on the date hereof).

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     The Representatives do not intend to confirm sales of the Common Stock to any account over which they exercise discretionary authority.

     In connection with this offering, the Representatives, the several Underwriters, and the selling group members (if any) or their respective affiliates intend to engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 103 under Regulation M during the two business day period before commencement of offers or sales of the shares of Common Stock offered hereby. The passive market making transactions must be identified as such and comply with applicable volume and price limits. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for security, if all independent bids are lowered below the passive market makers bid; however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Bond, Schoeneck & King, LLP, Syracuse, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS


     The consolidated financial statements of the Company as of June 30, 1996 and 1997, and for each of the years in the three year period ended June 30, 1997, have been included in this Prospectus and Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents are incorporated in this Prospectus by reference:

          (i) The Company's Annual Report on Form 10-K for the year ended June 30, 1997;

          (ii) The Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1997;

          (iii) Schedule 14A information filed by the Company with respect to its 1997 annual stockholders meeting; and

          (iv) All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since June 30, 1997.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge and upon oral or written request, to each person to whom this Prospectus is delivered, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (other than exhibits to such documents). Requests for such documents should be directed to Anaren Microwave, Inc., 6635 Kirkville Road, East Syracuse, New York 13057,
Attention: David M. Ferrara, Corporate Secretary, (315) 432-8909.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act. In accordance therewith, the Company files proxy statements, annual reports and other information with the United States Securities and Exchange Commission (the "Commission"). Such material concerning the Company is available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1993, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.........................................................   F-2
Consolidated Balance Sheets as of June 30, 1996 and 1997 (audited) and as of September
  30, 1997 (unaudited).................................................................   F-3
Consolidated Statements of Operations for the years ended July 1, 1995, June 30, 1996 and June 30, 1997 (audited) and for the three months ended September 30, 1996 and
  1997 (unaudited).....................................................................   F-4
Consolidated Statements of Stockholders' Equity for the years ended July 1, 1995, June
  30, 1996 and June 30, 1997 (audited) and for the three months ended September 30,
  1997 (unaudited).....................................................................   F-5
Consolidated Statements of Cash Flows for the years ended July 1, 1995, June 30, 1996 and June 30, 1997 (audited) and for the three months ended September 30, 1996 and
  1997 (unaudited).....................................................................   F-6
Notes to Consolidated Financial Statements.............................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Anaren Microwave, Inc.:

We have audited the accompanying consolidated balance sheets of Anaren Microwave, Inc. and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anaren Microwave, Inc. and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Syracuse, New York
August 14, 1997

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  JUNE 30,
                                                             -------------------     SEPTEMBER 30,
                                                              1996        1997           1997
                                                             -------     -------     -------------
                                                                                      (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents................................  $ 1,740     $ 3,807        $ 3,998
  Receivables, less allowance for bad debts of $13 in 1996
     and 1997 and at September 30, 1997 (Unaudited)........    5,168       6,717          6,880
  Refundable income taxes..................................      321          --             --
  Inventories (Note 2).....................................    7,210       7,736          8,924
  Prepaid expenses.........................................      256         197            278
  Deferred income taxes (Note 9)...........................       --         532            394
                                                              ------      ------         ------
          Total current assets.............................   14,695      18,989         20,474
Net property, plant and equipment (Note 3).................    7,055       6,969          7,034
Other assets, net..........................................       44          15             13
                                                              ------      ------         ------
                                                             $21,794     $25,973        $27,521
                                                              ======      ======         ======
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (Note 5)..........  $   395     $   229        $   227
  Accounts payable.........................................      664       1,501          2,013
  Income taxes payable.....................................       --         494            281
  Accrued expenses (Note 4)................................      472         719            894
  Customer advance payments................................      250       1,004          1,019
                                                              ------      ------         ------
          Total current liabilities........................    1,781       3,947          4,434
Postretirement benefit obligation (Note 8).................    1,138       1,181          1,181
Long-term debt, less current installments (Note 5).........      680         453            453
Deferred income taxes (Note 9).............................       --          65             22
                                                              ------      ------         ------
Commitments and concentrations (Note 11 and Note 12)
          Total liabilities................................    3,599       5,646          6,090
                                                              ------      ------         ------
Stockholders' equity:
  Common stock of $0.01 par value. Authorized 12,000,000
     shares; issued 4,992,116 and 5,012,116 shares in 1996
     and 1997, respectively, and 5,125,716 shares at
     September 30, 1997 (Unaudited)........................       50          50             51
  Additional paid-in capital...............................   15,507      15,584         15,927
  Retained earnings........................................    4,650       6,705          7,465
                                                              ------      ------         ------
                                                              20,207      22,339         23,443
  Less cost of 892,274 treasury shares in 1996 and 1997 and
     at September 30, 1997 (Unaudited).....................    2,012       2,012          2,012
                                                              ------      ------         ------
          Total stockholders' equity.......................   18,195      20,327         21,431
                                                              ------      ------         ------
                                                             $21,794     $25,973        $27,521
                                                              ======      ======         ======

   The accompanying notes are an integral part of the consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            YEARS ENDED JUNE         THREE MONTHS ENDED
                                                                   30,                 SEPTEMBER 30,
                                           YEAR ENDED      -------------------     ----------------------
                                          JULY 1, 1995      1996        1997          1996          1997
                                          ------------     -------     -------     -----------     ------
                                                                                        (UNAUDITED)
Net sales...............................    $ 17,996       $17,082     $24,227       $ 5,066       $7,721
Cost of sales...........................      13,081        11,147      16,243         3,572        4,853
Provision for losses on contracts.......         300            --          --            --           --
                                              ------        ------      ------         -----        -----
Gross profit............................       4,615         5,935       7,984         1,494        2,868
                                              ------        ------      ------         -----        -----
Operating expenses:
  Marketing.............................       3,028         2,970       3,170           668          940
  Research and development..............         939         1,185         540           109          189
  General and administrative............       2,041         2,075       2,239           504          641
  Restructuring (Note 10)...............         360           810          --            --           --
                                              ------        ------      ------         -----        -----
          Total operating expenses......       6,368         7,040       5,949         1,281        1,770
                                              ------        ------      ------         -----        -----
Operating income (loss).................      (1,753)       (1,105)      2,035           213        1,098
                                              ------        ------      ------         -----        -----
Other income (expense):
  Interest expense......................        (213)         (123)        (94)          (22)         (25)
  Other, primarily interest income......         164           148         114            19           62
                                              ------        ------      ------         -----        -----
          Total other income
            (expense)...................         (49)           25          20            (3)          37
                                              ------        ------      ------         -----        -----
Income (loss) before income taxes.......      (1,802)       (1,080)      2,055           210        1,135
Income taxes (Note 9)...................        (330)           --          --            --          375
                                              ------        ------      ------         -----        -----
Net income (loss).......................    $ (1,472)      $(1,080)    $ 2,055       $   210       $  760
                                              ======        ======      ======         =====        =====
Net income (loss) per common and common
  equivalent share:
     Primary............................    $  (0.36)      $ (0.27)    $  0.50       $  0.05       $ 0.17
                                              ======        ======      ======         =====        =====
     Assuming full dilution.............    $  (0.36)      $ (0.27)    $  0.46       $  0.05       $ 0.17
                                              ======        ======      ======         =====        =====
Shares used in computing net income
  (loss) per common and common
  equivalent share:
     Primary............................       4,047         4,057       4,106         4,103        4,504
     Assuming full dilution.............       4,047         4,057       4,440         4,103        4,524

   The accompanying notes are an integral part of the consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           COMMON STOCK      ADDITIONAL               TREASURY STOCK         TOTAL
                                        ------------------    PAID-IN     RETAINED   -----------------   STOCKHOLDERS'
                                          SHARES    AMOUNT    CAPITAL     EARNINGS    SHARES   AMOUNT       EQUITY
                                        ----------  ------   ----------   --------   --------  -------   -------------
Balance at July 2, 1994...............   4,824,216   $ 48     $ 14,982    $  7,202    399,974  $  (553)     $21,679
  Net loss............................          --     --           --      (1,472)        --       --       (1,472)
  Stock options exercised (Note 6)....      25,800      1           75          --         --       --           76
  Purchase of treasury shares.........          --     --           --          --    492,300   (1,459)      (1,459)
                                         ---------    ---      -------     -------    -------  -------      -------
Balance at July 1, 1995...............   4,850,016     49       15,057       5,730    892,274   (2,012)      18,824
  Net loss............................          --     --           --      (1,080)        --       --       (1,080)
  Stock options exercised (Note 6)....     142,100      1          450          --         --       --          451
                                         ---------    ---      -------     -------    -------  -------      -------
Balance at June 30, 1996..............   4,992,116     50       15,507       4,650    892,274   (2,012)      18,195
  Net income..........................          --     --           --       2,055         --       --        2,055
  Stock options exercised (Note 6)....      20,000     --           77          --         --       --           77
                                         ---------    ---      -------     -------    -------  -------      -------
Balance at June 30, 1997..............   5,012,116     50       15,584       6,705    892,274   (2,012)      20,327
  Net income (Unaudited)..............          --     --           --         760         --       --          760
  Stock options exercised (Unaudited)
     (Note 6).........................     113,600      1          343          --         --       --          344
                                         ---------    ---      -------     -------    -------  -------      -------
Balance at September 30, 1997
  (Unaudited).........................   5,125,716   $ 51     $ 15,927    $  7,465    892,274  $(2,012)     $21,431
                                         =========    ===      =======     =======    =======  =======      =======

   The accompanying notes are an integral part of the consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          YEARS ENDED JUNE         THREE MONTHS ENDED
                                                                30,                  SEPTEMBER 30,
                                          YEAR ENDED     ------------------    --------------------------
                                         JULY 1, 1995     1996       1997         1996           1997
                                         ------------    -------    -------    -----------    -----------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)....................    $ (1,472)     $(1,080)   $ 2,055      $   210        $   760
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
       Depreciation and amortization...       1,722        1,565      1,240          320            313
       Deferred income taxes...........          --           --       (467)          --             95
       Net loss on disposition of
          Anaren Microwave, Ltd. net
          assets.......................          --          810         --           --             --
       Changes in operating assets and
          liabilities, exclusive of
          disposition of Anaren
          Microwave, Ltd. net assets:
            Provision for losses on
               contracts...............        (982)        (588)        --           --             --
            Receivables................         948          945     (1,549)        (953)          (163)
            Refundable income taxes....        (229)           9        321          321             --
            Inventories................       1,870         (748)      (526)         222         (1,188)
            Prepaid expenses...........          56          (21)        59          (42)           (81)
            Other assets...............          89           34         29            3              2
            Accounts payable...........         169          (41)       837          344            512
            Income taxes payable.......          --           --        494           --           (213)
            Accrued expenses...........         119         (219)       247           68            175
            Customer advance
               payments................          --          250        754          124             15
            Postretirement benefit
               obligation..............          62           62         43           --             --
                                            -------      -------    -------        -----         ------
            Net cash provided by
               operating activities....       2,352          978      3,537          617            227
                                            -------      -------    -------        -----         ------
Cash flows from investing activities:
  Capital expenditures.................      (1,297)      (1,139)    (1,154)        (215)          (378)
                                            -------      -------    -------        -----         ------
            Net cash used in investing
               activities..............      (1,297)      (1,139)    (1,154)        (215)          (378)
                                            -------      -------    -------        -----         ------
Cash flows from financing activities:
  Proceeds from long-term debt.........          --           --        907           --             --
  Principal payments on long-term
     debt..............................        (726)        (690)    (1,300)         (97)            (2)
  Net repayments under revolving line
     of credit.........................        (363)          --         --           --             --
  Proceedings from issuance of common
     stock.............................          76          451         77            6            344
  Purchase of treasury stock...........      (1,459)          --         --           --             --
                                            -------      -------    -------        -----         ------
            Net cash provided by (used
               in) financing
               activities..............      (2,472)        (239)      (316)         (91)           342
                                            -------      -------    -------        -----         ------
Net increase (decrease) in cash and
  cash equivalents.....................      (1,417)        (400)     2,067          311            191
Cash and cash equivalents at beginning
  of year..............................       3,557        2,140      1,740        1,740          3,807
                                            -------      -------    -------        -----         ------
Cash and cash equivalents at end of
  year.................................    $  2,140      $ 1,740    $ 3,807      $ 2,051        $ 3,998
                                            =======      =======    =======        =====         ======

   The accompanying notes are an integral part of the consolidated financial statements.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Anaren Microwave, Inc. and its wholly-owned subsidiaries ("the Company"). All significant intercompany balances and transactions have been eliminated in consolidation. In fiscal 1996, the Company changed its financial reporting period to a calendar month end.

  (b) Operations

     The Company is engaged in the design, development and manufacture of microwave signal processing devices which receive and analyze radar signals and other microwave transmissions. Its primary products include devices and systems used in the wireless communications market, the satellite communications market, and defense electronics market.

     Anaren Microwave, Ltd., a wholly-owned subsidiary, is incorporated in England. As discussed in note 10, during fiscal 1996, the Company disposed of substantially all of the net assets of Anaren Microwave, Ltd. and discontinued its manufacturing operations. Currently, the Company continues to maintain its marketing function in England to serve the European marketplace.

  (c) Sales Recognition

     The Company recognizes sales at the time products are shipped to its customers. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

  (d) Cash Equivalents

     Cash equivalents of $1.4 million and $3.8 million at June 30, 1996 and 1997, respectively, consist of certificates of deposit and money market instruments having maturities of three months or less. Cash equivalents are stated at cost which approximates fair value.

  (e) Inventories

     Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

  (f) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation of land improvements and buildings is calculated by the straight-line method over an estimated service life of 25 years. Machinery and equipment are depreciated primarily by the straight-line method based on estimated useful lives of five to ten years.

  (g) Net Income Per Share

     Net income per common and common equivalent share are computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock pursuant to the treasury stock method, unless the results would be anti-dilutive or not material. Common equivalent shares consist of outstanding stock options.

  (h) Pension Plan

     The projected unit credit method is utilized for measuring net periodic pension costs over the employees' service life. Contributions are intended to provide not only for benefits attributed to service to date but also for

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES
those expected to be earned in the future, and such contributions meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974.

  (i) Research and Development Costs

     Research and development costs are charged to expense as incurred. The Company receives fees under a technology development contract and such fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contract and as defined milestones are attained. In fiscal 1997, the Company recognized product development fees of $339,000 under the contract, which were netted with research and development costs. Prior to fiscal 1997, the Company did not engage in technology development contracts.

  (j) Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates.

  (k) Financial Instruments

     The Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and long-term debt, are stated at cost which approximates their fair values at June 30, 1996 and 1997.

  (l) Stock-based Compensation

     The Company adopted Statement of Financial Accounting Standard No. 123, Accounting for Stock-based Compensation (Statement 123), beginning with the Company's first quarter of fiscal 1997. Upon adoption of Statement 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and has provided pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by Statement 123 has been applied in measuring compensation expense.

  (m) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Interim Results (Unaudited)

     The accompanying consolidated balance sheet at September 30, 1997 and the related consolidated statements of operations and cash flows for the three months ended September 30, 1996 and 1997, and the statement of stockholders' equity for the three months ended September 30, 1997 are unaudited. In the opinion of management, these consolidated statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments,

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES
necessary for the fair statement of results of the interim periods. The data disclosed in these notes to the consolidated financial statements at such dates and for such periods are also unaudited.

  (o) Recent Pronouncements

     Statement of Financial Accounting Standard No. 128, Earnings Per Share (Statement 128), was issued in February 1997. Statement 128 specifies the computation, presentation, and disclosure requirements for earnings per share. Adoption of Statement 128 will be required for the Company beginning in the second quarter of fiscal 1998. Adoption of Statement 128 is not expected to have a material effect on the Company's operating results.

     Statement of Financial Accounting Standard No. 131, Disclosures About Segments of an Enterprise and Related Information (Statement 131) was issued in 1997. Statement 131 establishes standards for the reporting of information about operating segments and related disclosures about products and services, geographic areas, and major customers. Adoption of Statement 131 will be required in fiscal 1999 and require interim disclosures beginning in fiscal 2000. Adoption of Statement 131 is not expected to have a material effect on the Company's financial statement disclosures.

  (p) Reclassifications

     Certain 1995 and 1996 amounts have been reclassified to conform with the 1997 presentation.

NOTE 2:  INVENTORIES

     Inventories are summarized as follows:

                                                               JUNE 30,
                                                           -----------------     SEPTEMBER 30,
                                                            1996       1997          1997
                                                           ------     ------     -------------
                                                                                  (UNAUDITED)

                                                                     (IN THOUSANDS)
    Raw materials........................................  $3,028     $3,685        $ 3,720
    Work-in-process......................................   3,031      3,072          4,084
    Finished goods.......................................   1,151        979          1,120
                                                           ------     ------         ------
                                                           $7,210     $7,736        $ 8,924
                                                           ======     ======         ======

NOTE 3:  PROPERTY, PLANT & EQUIPMENT

     Components of property, plant and equipment are as follows:

                                                              JUNE 30,
                                                         -------------------     SEPTEMBER 30,
                                                          1996        1997           1997
                                                         -------     -------     -------------
                                                                                  (UNAUDITED)

                                                                    (IN THOUSANDS)
    Land and land improvements.........................  $ 1,362     $ 1,362        $ 1,362
    Buildings..........................................    5,120       5,129          5,129
    Machinery and equipment............................   22,444      23,589         23,967
                                                         -------     -------        -------
                                                          28,926      30,080         30,458
    Less accumulated depreciation and amortization.....   21,871      23,111         23,424
                                                         -------     -------        -------
                                                         $ 7,055     $ 6,969        $ 7,034
                                                         =======     =======        =======

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

NOTE 4:  ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                                JUNE 30,
                                                              -------------     SEPTEMBER 30,
                                                              1996     1997         1997
                                                              ----     ----     -------------
                                                                                 (UNAUDITED)

                                                                      (IN THOUSANDS)
    Compensation............................................  $169     $313         $ 420
    Commissions.............................................   180      242           273
    Other...................................................   123      164           202
                                                              ----     ----          ----
                                                              $472     $719         $ 895
                                                              ====     ====          ====

NOTE 5:  LONG-TERM DEBT

     Long-term debt is comprised as follows:

                                                               JUNE 30,
                                                            ---------------     SEPTEMBER 30,
                                                             1996      1997         1997
                                                            ------     ----     -------------
                                                                                 (UNAUDITED)

                                                                     (IN THOUSANDS)
    Industrial Development Revenue
      Bonds...............................................  $  907     $ --         $  --
    Term loan.............................................      --      680           680
    Capitalized lease obligation..........................     168        2            --
                                                            ------     ----          ----
                                                             1,075      682           680
    Less current installments.............................     395      229           227
                                                            ------     ----          ----
                                                            $  680     $453         $ 453
                                                            ======     ====          ====

     In August 1985, Onondaga County Industrial Development Agency (OCIDA) issued revenue bonds bearing interest at 75% of the prime rate in the amount of $3.4 million. The proceeds from the bonds were used to construct additions to the Company's manufacturing facility and for the purchase of additional land and equipment. The related lease agreement, which matured on May l, 2000, required semi-annual principal payments of $113,000, plus interest. In October 1996, the bonds were extinguished with the proceeds of the term loan described below.

     In October 1996, the Company entered into an agreement for a credit facility providing for (i) a $3.0 million working capital revolving line of credit bearing interest at prime plus 1% (9.5% at June 30, 1997), maturing on November 30, 1998, and (ii) a $907,000 term loan payable in semi-annual installments of $113,000 through May 1, 2000, bearing interest at prime plus 1.25% (9.75% at June 30, 1997). The proceeds of the term loan were used to refinance the OCIDA revenue bonds. Borrowings under the credit facility are secured by substantially all assets of the Company.

     The terms of the credit facility require maintenance of a minimum tangible net worth, ratio of cash flow to current maturities, and leverage ratio, as defined in the respective agreement. The Company was in compliance with all restrictions and covenants at June 30, 1997.

     Maturities of long-term debt at June 30, 1997 are $229,000 in 1998; and $227,000 in each of 1999 and 2000.

     Cash payments for interest were $187,000, $111,000 and $92,000 during fiscal 1995, 1996 and 1997, respectively.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

NOTE 6:  STOCK OPTION PLANS

     Under the Company's 1988 Incentive Stock Option Plan (1988 ISO), 1,000,000 shares of common stock were reserved for the granting of options to officers and key employees. Options were granted at the fair market value of shares at the date of grant, become exercisable 20% at the date of grant and 20% per year thereafter, and must be exercised within ten years of the date of grant. No shares are available for grant under the 1988 plan as of June 30, 1997.

     During fiscal 1996, an Incentive Stock Option Plan (1996 ISO) was approved, under which 400,000 shares of common stock were reserved for issuance to eligible employees. Options are granted at a price not less than fair market value of shares at the date of grant, become exercisable 20% twelve months from the date of grant and 20% per year thereafter, and must be exercised within 10 years of the date of grant.

     The Company also has a Non-Statutory Stock Option Plan (NSO) which allows for the granting of options to Board members and nonemployees. Under the Plan, 100,000 shares of common stock were reserved for the granting of options at prices to be determined by the Board (options granted to Board members may not be less than the fair market value on the date of grant). Options become exercisable immediately and must be exercised within five years of the date of grant.

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     Information for the three years ended June 30, 1997 and the three months ended September 30, 1997 (unaudited) with respect to these plans are as follows:

                                           SHARES
                              ---------------------------------                        WEIGHTED AVERAGE
                                ISO          NSO        TOTAL       EXERCISE PRICE      EXERCISE PRICE
                              --------     -------     --------     --------------     ----------------
Outstanding at July 2,
  1994.......................  621,550      82,500      704,050     $1.38 to $6.88          $ 3.78
  Issued.....................  100,000          --      100,000         $4.13               $ 4.13
  Canceled...................  (25,930)     (7,500)     (33,430)    $1.38 to $6.88          $ 4.70
  Exercised..................  (10,800)    (15,000)     (25,800)    $1.38 to $4.13          $ 2.97
                              --------     -------     --------
Outstanding at July 1,
  1995.......................  684,820      60,000      744,820     $1.38 to $6.88          $ 3.81
  Issued.....................   68,000          --       68,000     $6.50 to $7.50          $ 7.43
  Canceled...................  (30,000)         --      (30,000)    $1.38 to $6.88          $ 4.90
  Exercised..................  (82,100)    (60,000)    (142,100)    $1.38 to $6.88          $ 3.19
  Expired....................  (12,850)         --      (12,850)        $6.00               $ 6.00
                              --------     -------     --------
Outstanding at June 30,
  1996.......................  627,870          --      627,870     $1.38 to $7.50          $ 4.25
  Issued.....................   95,000      10,000      105,000     $6.50 to $8.25          $ 6.95
  Exercised..................  (20,000)         --      (20,000)    $1.38 to $7.50          $ 2.97
  Expired....................  (31,870)         --      (31,870)        $6.88               $ 6.88
                              --------     -------     --------
Outstanding at June 30,
  1997.......................  671,000      10,000      681,000     $1.38 to $8.25          $ 4.58
  Exercised (Unaudited)...... (113,600)         --     (113,600)    $1.38 to $7.50          $ 3.02
                              --------     -------     --------
Outstanding at September 30,
  1997 (Unaudited)...........  557,400      10,000      567,400     $1.38 to $8.25          $ 5.22
                              ========     =======     ========
Shares exercisable at June
  30, 1997...................  461,600      10,000      471,600     $1.38 to $8.25          $ 3.86
                              ========     =======     ========
Shares exercisable at
  September 30, 1997
  (Unaudited)................  348,000      10,000      358,000     $1.38 to $8.25          $ 4.44
                              ========     =======     ========
Shares available for grant at
  June 30, 1997 and September
  30, 1997 (Unaudited).......  137,000      14,000      151,000
                              ========     =======     ========

     The following table summarizes significant ranges of outstanding and exercisable options at June 30, 1997:

                                  OPTIONS OUTSTANDING
                   -------------------------------------------------         OPTIONS EXERCISABLE
   RANGE OF                    WEIGHTED AVERAGE                          ----------------------------
   EXERCISE                       REMAINING         WEIGHTED AVERAGE                 WEIGHTED AVERAGE
    PRICES         SHARES       LIFE IN YEARS        EXERCISE PRICE      SHARES       EXERCISE PRICE
--------------     -------     ----------------     ----------------     -------     ----------------
   $1.38 to
  $4.12.......     205,000           3.25                $ 1.38          205,000          $ 1.38
   $4.13 to
  $6.00.......     306,000           3.45                $ 5.30          246,000          $ 5.30
   $6.01 to
  $8.25.......     170,000           8.64                $ 7.13           20,600          $ 7.82
                   -------                                               -------
                   681,000                                               471,600
                   =======                                               =======

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The per share weighted average fair value of stock options granted during fiscal year 1996 and 1997 was $4.94 and $4.71, respectively. The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following weighted average assumptions for the respective fiscal year:

                                                                         JUNE 30,
                                                                    -------------------
                                                                     1996        1997
                                                                    -------     -------
        Expected life.............................................  5 years     5 years
        Interest rate.............................................    5.63%       6.08%
        Volatility................................................      77%         78%
        Dividend yield............................................       0%          0%

     Stock based compensation costs would have reduced pretax income by $67,000 and $166,000 in fiscal 1996 and 1997 ($67,000 and $162,000 after tax and $0.02 and $0.04 per share in fiscal 1996 and 1997, respectively) if the fair values of options granted in that year had been recognized as compensation expense on a straight-line basis over the vesting period of the grant. The pro forma effect on net income for fiscal 1996 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

NOTE 7:  EMPLOYEE BENEFIT PLANS

     The Company has a non-contributory defined benefit pension plan covering substantially all of its employees. Benefits under this plan generally are based on the employee's years of service and compensation. The following table sets forth the plan's funded status at June 30, 1996 and 1997:

                                                                             JUNE 30,
                                                                         -----------------
                                                                          1996       1997
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Actuarial present value of accumulated benefit obligation (vested
      $3,886 in 1996 and $4,196 in 1997)...............................  $3,945     $4,260
    Effect of assumed increase in compensation levels..................     341        369
                                                                         ------     ------
    Projected benefit obligation for services rendered to date.........   4,286      4,629
    Plan assets at fair value..........................................   4,401      4,971
                                                                         ------     ------
    Plan assets in excess of projected benefit obligation..............     115        342
    Unrecognized net gain..............................................    (270)      (502)
    Unrecognized prior service cost....................................     152        134
    Unrecognized net transition asset (15 year amortization)...........      66         57
                                                                         ------     ------
    Prepaid pension asset..............................................  $   63     $   31
                                                                         ======     ======

     The following table details the components of net periodic pension cost:

                                                                                 JUNE 30,
                                                                   JULY 1,     -------------
                                                                    1995       1996     1997
                                                                   -------     ----     ----
                                                                        (IN THOUSANDS)
    Service cost.................................................   $ 146      $149     $141
    Interest cost................................................     259       292      317
    Actual return on plan assets.................................    (795)     (406)    (549)
    Net amortization and deferral................................     572       115      223
                                                                    -----      -----    -----
      Net periodic pension cost..................................   $ 182      $150     $132
                                                                    =====      =====    =====

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The projected benefit obligation was determined using an assumed discount rate of 7.5% and an assumed long-term rate of increase in compensation of 5.0% for 1996 and 1997. The assumed long-term rate of return on plan assets was 8.0% for 1996 and 1997.

     Plan assets consist principally of equity securities, and U.S. government and corporate obligations.

     The Company maintains a voluntary contributory salary savings plan to which participants may contribute up to 15% of their total compensation. During fiscal 1995 and 1996, the Company contributed an amount equal to 50% of the participants' contribution up to a maximum of 3% of the participants' compensation. In fiscal 1997, the Company increased its matching contribution to an amount equal to 50% of the participants' contribution up to a maximum of 5% of the participants' compensation. During fiscal 1995, 1996 and 1997, the Company contributed $112,000, $81,000 and $129,000, respectively, to this plan.

NOTE 8:  POSTRETIREMENT BENEFITS

     The Company provides medical coverage for current and future eligible retirees of the Company plus their eligible dependents. Employees generally become eligible for retiree medical coverage by retiring from the Company after attaining at least age 55 with 15 years of service (active employees at June 27, 1993 were eligible by retiring after attaining at least age 55 with 10 years of service). Retirees at June 27, 1993 pay approximately $30 per month for health care coverage and the Company is responsible for paying the remaining costs. For this group, any increase in health care coverage costs for retired employees will be shared by the Company and retirees on a fifty-fifty basis, while any increase in coverage costs for retiree dependents will be totally paid by the retirees. For eligible employees retiring after June 26, 1993, the Company contributes a fixed dollar amount towards the cost of the medical plan. Any future cost increases for the retiree medical program for these participants will be charged to the retiree.

     The following table presents the accumulated postretirement benefit obligation at June 30, 1996 and 1997:

                                                                             JUNE 30,
                                                                         -----------------
                                                                          1996       1997
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Retirees...........................................................  $  550     $  554
    Fully eligible active plan participants............................     284        144
    Other active participants..........................................     296        494
    Unrecognized net gain (loss).......................................       8        (11)
                                                                         ------     ------
    Accumulated postretirement benefit obligation......................  $1,138     $1,181
                                                                         ======     ======

     The following table details the components of net periodic postretirement benefit cost:

                                                                                 JUNE 30,
                                                                   JULY 1,     -------------
                                                                    1995       1996     1997
                                                                   -------     ----     ----
                                                                        (IN THOUSANDS)
    Service cost.................................................   $  31      $ 29     $ 33
    Interest cost................................................      71        78       85
                                                                     ----      ----     ----
      Net periodic postretirement benefit cost...................   $ 102      $107     $118
                                                                     ====      ====     ====

     For measurement purposes, a 10% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal 1997; the rate was assumed to decrease gradually to 5% by the year 2013 and remain at that level thereafter. The health care cost trend rate assumption has an effect on the amounts reported. However, as the Company contributes a fixed dollar amount to the plan for the active employee group, this impact is minimized. For example, increasing the assumed health care cost trend rates

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES
by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1997 by approximately $83,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 1997 by approximately $6,300.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at June 30, 1996 and 1997.

NOTE 9:  INCOME TAXES

     Income tax expense (benefit) consists of:

                                                               CURRENT     DEFERRED     TOTAL
                                                               -------     --------     -----
                                                                       (IN THOUSANDS)
    Year ended July 1, 1995:
      U.S. Federal...........................................   $(330)      $   --      $(330)
      State..................................................      --           --         --
                                                                -----        -----      -----
                                                                $(330)      $           $(330)
                                                                =====        =====      =====
    Year ended June 30, 1996:
      U.S. Federal...........................................   $  --       $   --      $  --
      State..................................................      --           --         --
                                                                -----        -----      -----
                                                                $  --       $   --      $  --
                                                                =====        =====      =====
    Year ended June 30, 1997:
      U.S. Federal...........................................   $ 450       $ (739)     $(289)
      State..................................................      17          272        289
                                                                -----        -----      -----
                                                                $ 467       $ (467)     $  --
                                                                =====        =====      =====
    Three months ended September 30, 1997 (Unaudited):
      U.S. Federal...........................................   $ 253       $   42      $ 295
      State..................................................      27           53         80
                                                                -----        -----      -----
                                                                $ 280       $   95      $ 375
                                                                =====        =====      =====

     A reconciliation of the expected consolidated income tax expense (benefit), computed by applying the U.S. Federal corporate income tax rate of 34% to income
(loss) before income taxes, to income tax expense (benefit), is as follows:

                                                              YEARS ENDED JUNE
                                                                     30,
                                             YEAR ENDED      -------------------
                                            JULY 1, 1995     1996         1997
                                            ------------     -----       -------
                                                                                     SEPTEMBER 30,
                                                                                         1997
                                                                                     -------------
                                                                (IN THOUSANDS)        (UNAUDITED)
    Expected consolidated income tax
      expense (benefit)...................     $ (613)       $(367)      $   699         $ 386
    State income taxes, net of federal
      income tax benefit..................         --           --           190            52
    Foreign tax effect, net...............        199          497           138            43
    Change in valuation allowance.........         58         (141)       (1,061)         (114)
    Other, net............................         26           11            34             8
                                                -----        -----         -----         -----
                                               $ (330)       $  --       $    --         $ 375
                                                =====        =====         =====         =====

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented below:

                                                               JUNE 30,
                                                           -----------------     SEPTEMBER 30,
                                                            1996       1997          1997
                                                           ------     ------     -------------
                                                                                  (UNAUDITED)
                                                                     (IN THOUSANDS)
    Deferred tax assets:
      Inventories........................................  $   43     $   53        $    54
      Retirement benefits................................       7         --              2
      Postretirement benefits............................     444        461            461
      General business credit carryforwards..............      31         31             31
      Federal net operating loss carryforwards...........     724         --             --
      State net operating loss carryforwards.............     171         37             --
      State investment tax credit carryforwards..........     766        805            805
      Alternative minimum tax credit carryforwards.......     212        492            326
      Nondeductible reserves.............................      11         11             11
                                                            -----     ------         ------
              Total deferred tax assets..................   2,409      1,890          1,690
              Less valuation allowance...................   1,644        583            469
                                                            -----     ------         ------
              Net deferred tax asset.....................     765      1,307          1,221
                                                            -----     ------         ------
    Deferred tax liabilities:
      Plant and equipment, principally due to differences
         in depreciation.................................    (765)      (838)          (849)
      Retirement benefits................................      --         (2)            --
                                                            -----     ------         ------
              Total deferred tax liabilities.............    (765)      (840)          (849)
                                                            -----     ------         ------
              Net deferred taxes.........................  $   --     $  467        $   372
                                                            =====     ======         ======
    Presented as:

      Current deferred tax asset.........................  $   --     $  532        $   394
      Long-term deferred tax liability...................      --        (65)           (22)
                                                            -----     ------         ------
                                                           $   --     $  467        $   372
                                                            =====     ======         ======

     The valuation allowance for deferred tax assets as of June 30, 1996 and 1997 was $1.6 million and $583,000, respectively. The net change in the total valuation allowance for the years ended June 30, 1996 and 1997 was a decrease of $141,000 and $1.1 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at June 30, 1997.

     At June 30, 1997, the Company has net operating loss carryforwards for state income tax purposes of $403,000 which are available to offset future state taxable income, if any, through 2012. The Company also has investment tax credit carryforwards for state income tax purposes of $805,000 which are available to reduce future state income taxes, if any, through 2006. In addition, the Company has alternative minimum tax

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES
credit carryforwards of $492,000 which are available to reduce future federal regular income taxes, if any, over an indefinite period.

     Cash payments for income taxes were $30,000 in fiscal 1995, and $0 in fiscal 1996 and 1997.

NOTE 10:  RESTRUCTURING

     In fiscal 1995, the Company implemented cost cutting measures designed to reduce overhead costs and improve operating efficiencies. This program included severance of employees and reorganization of the manufacturing and engineering functions of the Company. A restructuring charge amounting to $360,000, consisting of severance costs, was recognized as a result of the restructuring program.

     During the third quarter of fiscal 1996, the Company recorded a restructuring charge of $810,000 resulting from the disposition of the net assets of the Company's European subsidiary, Anaren Microwave, Ltd. The charge includes provisions for the writedown of assets to net realizable value, legal and professional fees, and costs to complete an existing electronic warfare simulator contract in excess of expected revenues.

NOTE 11:  COMMITMENTS

     The Company is obligated under an operating lease for a building. Future minimum payments under the noncancelable operating lease for the next five years and thereafter are summarized as follows:

                                  YEAR ENDING
                                    JUNE 30,                      IN THOUSANDS
                ------------------------------------------------  ------------
                   1998.........................................     $  385
                   1999.........................................        385
                   2000.........................................        385
                   2001.........................................        385
                   2002.........................................        385
                Thereafter......................................      4,489
                                                                     ------
                                                                      6,414
                Less amounts representing sublease income.......        337
                                                                     ------
                                                                     $6,077
                                                                     ======

     Rent expense for the years ended July 1, 1995, June 30, 1996 and June 30, 1997 was $378,000, $374,000 and $385,000, respectively. Rent expense for fiscal 1996 and 1997 was offset by sublease income of $53,000 and $126,000, respectively.

     The Company maintains a letter of credit arrangement with a bank. Under the arrangement, the bank issued a letter of credit in the amount of approximately $600,000 as required under a contract between the Company and a customer. At June 30, 1997, the Company was required to maintain a compensating balance of approximately $600,000 in support of this letter of credit.

     As discussed in note 1(i), the Company is currently engaged under a technology development contract. Under this contract, the Company is committed to provide research and development services through September 1998. Technology development fees and related costs under the contract are anticipated to aggregate approximately $500,000 and $107,000 in fiscal 1998 and 1999, respectively.

NOTE 12:  CONCENTRATIONS

     In 1995, sales to two customers (approximately $4.6 million and $3.0 million, respectively) exceeded 10% of consolidated net sales. In 1996, sales to two customers (approximately $4.4 million and $1.7 million,

                    ANAREN MICROWAVE, INC. AND SUBSIDIARIES
respectively) exceeded 10% of consolidated net sales. In 1997, sales to two customers (approximately $3.4 million and $2.7 million, respectively) exceeded 10% of consolidated net sales.

     The Company and others, which are engaged in supplying defense-related equipment to the United States Government (the Government), are subject to certain business risks peculiar to the defense industry. Sales to the Government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. Sales to the Government accounted for approximately 48%, 20% and 16% of consolidated net sales in fiscal 1995, 1996 and 1997, respectively. While management believes there is a high probability of continuation of the Company's current defense-related programs, it continues to reduce its dependence on sales to the Government through development of its commercial electronic business.

NOTE 13:  FOREIGN OPERATIONS

     The following table shows financial information about the Company's foreign operations:

                                                       YEARS ENDED JUNE 30,
                                       YEAR ENDED      ---------------------
                                      JULY 1, 1995      1996          1997
                                      ------------     -------       -------
                                                                                 THREE MONTHS ENDED
                                                                                 SEPTEMBER 30, 1997
                                                                                 ------------------
                                                             (IN THOUSANDS)         (UNAUDITED)
    Net sales:
      United States.................    $ 14,929       $15,901       $24,227           $7,721
      European subsidiary...........       3,067         1,181            --               --
                                         -------       -------       -------          -------
         Consolidated...............    $ 17,996       $17,082       $24,227           $7,721
                                         =======       =======       =======          =======
    Operating income (loss):
      United States.................    $ (1,426)      $   392       $ 2,035           $1,098
      European subsidiary*..........        (327)       (1,497)           --               --
                                         -------       -------       -------          -------
              Consolidated..........    $ (1,753)      $(1,105)      $ 2,035           $1,098
                                         =======       =======       =======          =======

---------------
* Includes the net loss on dissolution of the net assets of $810,000 in fiscal 1996 (see note 10).

                                                       YEARS ENDED JUNE 30,
                                       YEAR ENDED      ---------------------
                                      JULY 1, 1995      1996          1997
                                      ------------     -------       -------
                                                                                 THREE MONTHS ENDED
                                                                                 SEPTEMBER 30, 1997
                                                                                 ------------------
                                                             (IN THOUSANDS)         (UNAUDITED)
    Identifiable assets:
      United States.................    $ 20,941       $20,675       $25,973          $ 27,521
      European subsidiary...........       2,424         1,119            --                --
                                         -------       -------       -------           -------
              Consolidated..........    $ 23,365       $21,794       $25,973          $ 27,521
                                         =======       =======       =======           =======

     Sales to customers located outside the United States amounted to $9.5 million in 1995, $6.1 million in 1996 and $4.7 million in 1997.

============================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    5
Use of Proceeds............................   12
Dividend Policy............................   12
Price Range of Common Stock................   12
Capitalization.............................   13
Selected Consolidated Financial Data.......   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   15
Business...................................   23
Management.................................   34
Description of Capital Stock...............   36
Principal and Selling Stockholders.........   37
Shares Eligible for Future Sale............   38
Underwriting...............................   39
Legal Matters..............................   40
Experts....................................   40
Incorporation of Certain Information by
  Reference................................   40
Available Information......................   41
Index to Consolidated Financial
  Statements...............................  F-1


============================================================

============================================================
                                1,650,000 SHARES
                         [ANAREN MICROWAVE, INC. LOGO]
                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                                CIBC OPPENHEIMER


                            NEEDHAM & COMPANY, INC.

                         PACIFIC GROWTH EQUITIES, INC.
                                           , 1997
============================================================

                                    PART II:

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

        Securities and Exchange Commission Registration Fee.............  $ 13,800.00
        National Association of Securities Dealers Filing Fee...........     5,054.00
        Legal Fees*.....................................................   120,000.00
        Accounting Fees*................................................   135,000.00
        Transfer Agent and Registrar*...................................    10,000.00
        Printing, Postage and Handling Expenses*........................   130,000.00
        Miscellaneous Expenses*.........................................   186,146.00
                  Total.................................................   600,000.00

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under the New York Business Corporation Law ("NYBCL"), a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for stockholder derivative suits, if such director or officer acted in good faith, for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to, the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

     Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by (i) the disinterested directors if a quorum is available, (ii) the board upon the written opinion of independent legal counsel or (iii) the stockholders.

     The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or bylaws or when authorized by (i) such certificate of incorporation or bylaws; (ii) a resolution of stockholders, (iii) a resolution of directors or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     The foregoing statement is qualified in its entirety by reference to Sections 715, 717, 721 through 725 of the NYBCL.

     The Bylaws of the Company provide that the Company shall indemnify any officer or director who is made or is threatened to be made a party to an action by or in right of the Company to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him, in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith for a purpose which he reasonably expected to be in or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the Company, except that no indemnification shall be made in respect to (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company; unless and only to the extent that the court in which the action was brought, or if no action was brought, any court of competent jurisdiction, determines upon application that, in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement
  5.1    Opinion of Bond, Schoeneck & King, LLP
 23.1    Consent of KPMG Peat Marwick LLP
 23.2    Consent of Bond, Schoeneck & King, LLP (included in Exhibit 5.1)
 24.1    Power of Attorney*


---------------

* Previously filed


ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in East Syracuse, New York on this 19th day of November, 1997.


                                          ANAREN MICROWAVE, INC.

                                          By: /s/ LAWRENCE A. SALA
                                            ------------------------------------
                                            Lawrence A. Sala
                                            President and CEO


     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.



                  SIGNATURE                               TITLE                     DATE
---------------------------------------------     ----------------------     ------------------
            /s/ LAWRENCE A. SALA                  Director, President         November 19, 1997
---------------------------------------------       and CEO (Principal
              Lawrence A. Sala                      Executive Officer)

                      *                           Chairman of the Board       November 19, 1997
---------------------------------------------
                Hugh A. Hair

                      *                           Treasurer and Director      November 19, 1997
---------------------------------------------
             Carl W. Gerst, Jr.

                      *                           Vice President of           November 19, 1997
---------------------------------------------       Finance
             Joseph E. Porcello                     (Principal Financial
                                                    Officer and
                                                    Principal Accounting
                                                    Officer)

                      *                           Director                    November 19, 1997
---------------------------------------------
              Herbert I. Corkin

                      *                           Director                    November 19, 1997
---------------------------------------------
                 Dale F. Eck

                      *                           Director                    November 19, 1997
---------------------------------------------
               Abraham Manber

                                                  Director
---------------------------------------------
                David Wilemon

          *By: /s/ LAWRENCE A. SALA
---------------------------------------------
              Lawrence A. Sala
             as Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER   DESCRIPTION OF EXHIBIT                                                          PAGE
------   --------------------------------------------------------------------------  ------------
  1.1    Form of Underwriting Agreement
  5.1    Opinion of Bond, Schoeneck & King, LLP
 23.1    Consent of KPMG Peat Marwick LLP
 23.2    Consent of Bond, Schoeneck & King, LLP (included in Exhibit 5.1)
 24.1    Power of Attorney*


---------------

* Previously filed